EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RED HAT, INC.,

MATTE ACQUISITION CORPORATION,

GLUSTER, INC.

AND

FORTIS ADVISORS LLC, AS THE HOLDER AGENT

October 3, 2011

2.24	Legal Compliance.	32
2.25	Customers and Suppliers	33
2.26	Permits	33
2.27	Certain Business Relationships With Affiliates	34
2.28	Government Contracts	34
2.29	Brokers’ Fees	34
2.30	Books and Records	34
2.31	Information	35
2.32	Accuracy of Schedules	35

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER	35
3.1	Organization and Corporate Power	35
3.2	Authorization of Transaction	35
3.3	Noncontravention	35
3.4	Litigation	36
3.5	Sufficient Funds	36

ARTICLE IV	COVENANTS	36
4.1	Closing Efforts	36
4.2	Governmental and Third-Party Notices and Consents.	36
4.3	Stockholder Approval.	36
4.4	Operation of Business	38
4.5	Access to Information.	39
4.6	Notice of Breaches.	40
4.7	Exclusivity.	40
4.8	Expenses	42
4.9	Indemnification.	42
4.10	FIRPTA Tax Certificates	43
4.11	Employee Matters.	43
4.12	Immigration Matters.	44

ARTICLE V	CONDITIONS TO CONSUMMATION OF MERGER	44
5.1	Conditions to Each Party’s Obligations	44
5.2	Conditions to Obligations of Buyer and Merger Sub	45
5.3	Conditions to Obligations of the Company	47

ARTICLE VI	SURVIVAL AND INDEMNIFICATION	48
6.1	Survival of Representations and Warranties.	48
6.2	Indemnification by the Indemnifying Securityholders	48
6.3	Indemnification Claims.	50
6.4	Limitations.	51
6.5	Liability and Authority of Holder Agent; Successors and Assignees.	53

ARTICLE VII	TERMINATION	53
7.1	Termination of Agreement	53
7.2	Effect of Termination	55

ARTICLE VIII	DEFINITIONS	55
8.1	Certain Definitions	55
8.2	Certain Rules of Construction.	68

ARTICLE IX	MISCELLANEOUS	69
9.1	Press Releases and Announcements	69
9.2	No Third Party Beneficiaries	69
9.3	Entire Agreement	69
9.4	Succession and Assignment	70
9.5	Counterparts and Facsimile Signature	70
9.6	Headings	70
9.7	Notices	70
9.8	Governing Law	71
9.9	Amendments and Waivers	72
9.10	Severability	72
9.11	Submission to Jurisdiction	72

Exhibit A -	Form of Stockholder Agreement
Exhibit B -	Form of Non-Competition Agreement
Exhibit C -	Form of Retention Agreement
Exhibit D -	Form of Opinion of Counsel to the Company
Exhibit E -	Form of Escrow Agreement
Exhibit F -	Form of Indemnity Letter Agreement
Exhibit G -	Form of Letter of Transmittal

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of the 3rd day of October 2011, by and among Red Hat, Inc., a Delaware corporation (the “Buyer”), Matte Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Buyer (the “Merger Sub”), Gluster, Inc., a Delaware corporation (the “Company”) and solely with respect to the express references set forth herein, Fortis Advisors LLC, a Delaware limited liability company solely in its capacity as the holder agent (the “Holder Agent”). Capitalized terms that are used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Article VIII of this Agreement.

RECITALS

A. The respective Boards of Directors of Buyer, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective corporation and the stockholders thereof that the Company be acquired by Buyer, and, in furtherance thereof, that Merger Sub merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Buyer. Pursuant to the Merger, the issued and outstanding shares of the Company’s capital stock will be converted into the right to receive the merger consideration as set forth herein.

B. As a condition and an inducement to the willingness of Buyer and Merger Sub to enter into this Agreement: (i) the Major Holders (a) have entered into Stockholder Agreements with Buyer in substantially the form attached hereto as Exhibit A (the “Stockholder Agreements”), pursuant to which, among other things, such Major Holders have agreed to vote and take certain actions required by such Stockholder Agreements for the consummation of the Merger and the other transactions contemplated by this Agreement, and (b) will, promptly following the execution and delivery of this Agreement, execute and deliver stockholder written consents with respect to their shares of Company capital stock in favor of the adoption of this Agreement and the approval of the Merger and if such Major Holder is a holder of Preferred Shares, requesting the conversion of such Preferred Shares into Common Shares; (ii) certain stockholders of the Company will, concurrently with the execution and delivery of this Agreement, enter into Non-Competition Agreements substantially in the form attached hereto as Exhibit B (the “Non-Competition Agreements”) and (iii) certain employees of the Company or its Subsidiaries will concurrently with, or immediately following, the execution and delivery of this Agreement, enter into Retention Agreements substantially in the form attached hereto as Exhibit C (the “Retention Agreements”).

NOW THEREFORE, in consideration of the premises, and the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, Merger Sub shall merge with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law.

1.2 The Closing. The Closing shall take place on or prior to October 7, 2011 provided that the satisfaction or waiver of all of the conditions set forth in Article V hereof (other than the conditions that by their nature are to be satisfied at the Closing) has occurred or, if such conditions have not been satisfied or waived on or prior to October 7, 2011, at such later date promptly following the satisfaction or waiver of all of the conditions set forth in Article V hereof (the “Closing Date”) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 950 Page Mill Road, Palo Alto, California 94304, commencing at 9:00 a.m. Pacific time on the Closing Date or at such other time and place as the parties hereto shall mutually agree in writing.

1.3 Actions at the Closing. At the Closing: (i) the Company shall deliver to Buyer and Merger Sub each of the certificates, instruments and documents referred to in Section 5.2; (ii) Buyer and Merger Sub shall deliver to the Company each of the certificates and instruments referred to in Section 5.3; (iii) Buyer shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware; (iv) Buyer shall pay (by wire transfer) to the Payment Agent an aggregate of $124,850,000 (rounded up to the nearest $0.01) representing the portion of the Merger Consideration payable at the Closing to the holders of Company Shares and Vested Options and after giving effect to the deposit of (A) the Escrow Amount with the Escrow Agent and (B) the Holder Agent Fund Amount in the Holder Agent Fund; (v) subject to the adjustment to the Merger Consideration pursuant to Section 1.5(d)(ii), Buyer shall pay the Company Holder Transaction Costs and any Indebtedness of the Company and/or its Subsidiaries in accordance with a certificate of the chief executive officer of the Company delivered to Buyer at least one (1) day prior to Closing, certifying the Company Holder Transaction Costs and the Indebtedness of the Company and/or its Subsidiaries as of the Closing (such certificate shall be deemed a representation and warranty of the Company for purposes of Article VI of this Agreement), (vi) Buyer shall deposit an aggregate of Fifteen Million Dollars ($15,000,000) representing the Escrow Amount with the Escrow Agent in accordance with Section 1.10 and (vii) Buyer shall wire an aggregate of $150,000 representing the Holder Agent Fund Amount to an account designated by the Holder Agent in a written notice delivered to Buyer at least two (2) days prior to the Closing Date. The Vested Option Consideration shall be paid in accordance with Section 1.8(b).

1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

1.5 Calculation of Merger Consideration and Conversion of Shares.

(a) Conversion of Outstanding Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any of the following securities, each Common Share issued and outstanding immediately prior to the Effective Time after giving effect to the Preferred Share Conversion (other than Dissenting Shares and Common Shares held in the Company’s treasury) shall be converted into, and represent the right to receive, an amount in cash per Common Share equal to the Conversion Ratio subject to the provisions of Section 1.7 and Section 1.14.

(b) Treasury Shares. Each Company Share held in the Company’s treasury immediately prior to the Effective Time and each Company Share owned beneficially by Buyer or Merger Sub shall be cancelled and retired without payment of any consideration therefor.

(c) Merger Sub Shares. Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one (1) share of common stock, $0.001 par value per share, of the Surviving Corporation.

(d) Definitions.

(i) “Conversion Ratio” means the quotient obtained from dividing (i) the Merger Consideration by (ii) the sum of (A) the number of Common Shares (other than Restricted Shares) outstanding immediately prior to the Effective Time, including the number of Common Shares issued upon conversion (in accordance with the Company’s Amended and Restated Certificate of Incorporation) of all Preferred Shares to be effected immediately prior to the Effective Time, and (B) the number of Common Shares issuable upon exercise of all Vested Options outstanding immediately prior to the Effective Time.

(ii) “Merger Consideration” means (i) One Hundred Forty Million Dollars ($140,000,000), minus (ii) the sum of (A) the Closing Date AWC Deficiency (if any), (B) the Company Holder Transaction Costs and (C) any Indebtedness of the Company, plus (iii) the Closing Date AWC Excess (if any). For the avoidance of doubt, the Vested Option Consideration is a component of, and included in, the Merger Consideration.

1.6 Working Capital Merger Consideration Adjustment. The Merger Consideration set forth in Section 1.5(d)(ii) shall be subject to adjustment as follows:

(a) At least five (5) business days prior to the Closing Date, the Company shall deliver to Buyer a certificate in the form set forth on Schedule 1.6(a) (the “Adjusted Working Capital Certificate”) executed by the chief executive officer on behalf of the Company that sets forth, among other things (i) the Company’s good faith estimate of the Adjusted Working Capital (the “Estimated Adjusted Working Capital”) calculated in accordance with the Estimated Closing Balance Sheet (as defined below) which shall include detailed supporting information in the form set forth on Schedule 1.6(a); and (ii) a consolidated balance sheet of the Company reflecting the Company’s good faith estimate of the assets and liabilities of the Company as of the close of business on the Closing Date prepared in accordance with GAAP on a consistent basis with the Audited Financial Statements (the “Estimated Closing Balance Sheet”).

(b) If (i) the Estimated Adjusted Working Capital is less than Three Million Two Hundred Thousand Dollars ($3,200,000) (such difference, the “Closing Date AWC Deficiency”), then the Merger Consideration shall be reduced by an amount equal to such Closing Date AWC Deficiency. If the Estimated Adjusted Working Capital exceeds Three Million Two Hundred Thousand Dollars ($3,200,000) (such excess, the “Closing Date AWC Excess”), then the Merger Consideration shall be increased by an amount equal to such Closing Date AWC Excess.

(c) Within sixty (60) days following the Closing, Buyer shall deliver to the Holder Agent a certificate in the form set forth on Schedule 1.6(a) (the “Draft Adjusted Working Capital Certificate”) executed on behalf of Buyer by the chief financial officer that sets forth, among other things, (i) Buyer’s good faith calculation of the Adjusted Working Capital (the “Draft Adjusted Working Capital”) calculated in accordance with the Draft Closing Balance Sheet (as defined below) which shall include detailed supporting information in the form set forth on Schedule 1.6(a); and (ii) a consolidated balance sheet of the Company reflecting Buyer’s good faith calculation of the assets and liabilities of the Company as of the close of business on the Closing Date prepared in accordance with GAAP on a consistent basis with the Audited Financial Statements (the “Draft Closing Balance Sheet”). Buyer shall promptly provide the Holder Agent with reasonable access to such Company personnel, Buyer personnel and its representatives that were involved in the preparation of the Draft Adjusted Working Capital Certificate and the Draft Closing Balance Sheet and such books and records reasonably related to the Draft Adjusted Working Capital Certificate and the Draft Closing Balance Sheet that the Holder Agent may reasonably request. The Holder Agent shall deliver to Buyer, on or before the date that is thirty (30) days following the delivery of the Draft Adjusted Working Capital and the Draft Closing Balance Sheet (the “AWC Objection Deadline Date”), either a notice indicating that the Holder Agent accepts the Draft Closing Balance Sheet and the Draft Adjusted Working Capital or a detailed statement describing its objections (if any) to the Draft Closing Balance Sheet and the Draft Adjusted Working Capital (the “AWC Objection Statement”). If the Holder Agent delivers to Buyer a notice accepting the Draft Closing Balance Sheet and Draft Adjusted Working Capital, or the Holder Agent does not deliver the AWC Objection Statement by the AWC Objection Deadline Date, then, effective as of the earlier of the date of delivery of such notice of acceptance or as of the close of business on the AWC Objection Deadline Date, the Draft Closing Balance Sheet and the Draft Adjusted Working Capital delivered by Buyer pursuant to this Section 1.6(c) shall be deemed to be the Final Closing Balance Sheet and the Final Adjusted Working Capital. If the Holder Agent timely delivers the AWC Objection Statement, such objections shall be resolved as follows:

(i) Buyer and the Holder Agent shall first use good faith efforts to resolve such objections set forth in the AWC Objection Statement.

(ii) If Buyer and the Holder Agent do not reach a resolution of all objections set forth in the AWC Objection Statement within thirty (30) days after delivery of such AWC Objection Statement, then Buyer and the Holder Agent shall, within fifteen (15) days following the expiration of such thirty (30)-day period or such later time as Buyer and the Holder Agent may mutually agree, engage the Accountant, pursuant to an engagement agreement executed by Buyer, the Holder Agent and the Accountant, to resolve any remaining objections set forth in the AWC Objection Statement (the “AWC Unresolved Objections”).

(iii) Buyer and the Holder Agent shall jointly submit to the Accountant, within five (5) days after the date of the engagement of the Accountant (as evidenced by the date of the engagement agreement), a copy of the Draft Closing Balance Sheet, the Draft Adjusted Working Capital, a copy of the AWC Objection Statement, and a statement setting forth the resolution of any objections agreed to by Buyer and the Holder Agent. Each of Buyer and the Holder Agent shall submit to the Accountant (with a copy delivered to the other Party on the same day), within thirty (30) days after the date of the engagement of the Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions on the AWC Unresolved Objections. Each of Buyer and the Holder Agent may (but shall not be required to) submit to the Accountant (with a copy delivered to the other Party on the same day), within forty five (45) days after the date of the engagement of the Accountant, a memorandum responding to the initial memorandum submitted to the Accountant by the other Party. Unless requested by the Accountant in writing, neither Buyer nor the Holder Agent may present any additional information or arguments not previously set forth in such memorandum to the Accountant, either orally or in writing.

(iv) Within sixty (60) days after the date of its engagement hereunder, the Accountant shall determine whether the objections set forth in AWC Objection Statement are valid and shall issue a ruling which shall include a consolidated balance sheet, comprised of the Draft Closing Balance Sheet and the calculation of Draft Adjusted Working Capital, in each case as adjusted pursuant to any resolutions to objections agreed upon by Buyer and the Holder Agent and pursuant to the Accountant’s resolution of the AWC Unresolved Objections. Such adjusted Draft Closing Balance Sheet and such adjusted Draft Adjusted Working Capital shall be deemed to be the Final Closing Balance Sheet and Final Adjusted Working Capital.

(v) The resolution by the Accountant of the AWC Unresolved Objections shall be conclusive and binding upon Buyer, the Company Holders and the Holder Agent. Buyer, the Company, the Holder Agent and the Company Holders agree that the procedures set forth in this Section 1.6(c) for resolving disputes with respect to the Draft Closing Balance Sheet and Draft Adjusted Working Capital shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit Buyer or the Holder Agent from instituting litigation to enforce the ruling of the Accountant.

(vi) The fees and expenses of the Accountant shall be borne by Buyer, on the one hand, and the Holder Agent on behalf of the Company Holders, on the other hand, in inverse proportion as they may prevail on the matters set forth in the AWC Unresolved Objections which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accountant at the time the determination of the Accountant is rendered on the merits of the matters submitted.

(d) If the Final Adjusted Working Capital as derived from the Final Closing Balance Sheet is less than the Estimated Adjusted Working Capital as derived from the Estimated Closing Balance Sheet, then the Merger Consideration shall be reduced by an amount equal to such deficiency (represented as a positive number) (such amount, the “Final AWC Deficiency”) and Buyer shall recover an amount in cash equal to such Final AWC Deficiency from the Escrow Fund. In the event of a Final AWC Deficiency, Buyer and the Holder Agent shall deliver to the Escrow Agent, within ten (10) days following the date on which the Final

Closing Balance Sheet and the Final Adjusted Working Capital is finally determined pursuant to Section 1.6(c), a written notice executed by such Parties instructing the Escrow Agent to promptly disburse the amount of such Final AWC Deficiency from the Escrow Fund to Buyer.

(e) If the Final Adjusted Working Capital as derived from the Final Closing Balance Sheet exceeds the Estimated Adjusted Working Capital as derived from the Estimated Closing Balance Sheet, then the Merger Consideration shall be increased by an amount equal to such excess (such amount, the “Final AWC Excess”) and Buyer shall deliver to the Paying Agent for distribution to the Company Holders in accordance with the applicable Conversion Ratio an amount in cash equal to such Final AWC Excess, by wire transfer or other delivery of immediately available funds, within ten (10) days after the date on which the Final Closing Balance Sheet and Final Adjusted Working Capital is finally determined pursuant to Section 1.6(c).

1.7 Dissenting Shares.

(a) Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration unless the Company Stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under the Delaware General Corporation Law or properly withdrawn his, her or its demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and each such Dissenting Share shall be converted into and represent the right to receive the Conversion Ratio payable in respect of such Company Share pursuant to Section 1.5, and (ii) promptly following the occurrence of such event, Buyer or the Surviving Corporation shall deliver to such Company Stockholder a payment representing the amount that such holder is entitled to receive pursuant to Section 1.5, subject to the provisions of Section 1.10 and Section 1.14.

(b) Prior to the Effective Time, the Company shall give Buyer prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other documents and instruments that relate to such demands received by the Company and the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Delaware General Corporation Law. Following the Effective Time, Buyer shall give the Holder Agent prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other documents and instruments that relate to such demands received by the Surviving Corporation. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands.

1.8 Options.

(a) At the Effective Time, Buyer shall assume the 2005 Plan and all outstanding Options shall be either cancelled or assumed by Buyer as set forth in this Section 1.8.

(b) With respect to Vested Options, the holder of such Vested Option shall be entitled to receive the Vested Option Consideration (subject to the provisions of Section 1.10 hereof and less applicable withholding) with respect to such Vested Option, and at the Effective Time the portion of such Option for which such payment is made shall be automatically and immediately cancelled and the holder shall have no further rights with respect thereto other than the payment of the applicable Vested Option Consideration.

(c) With respect to Unvested Options, as of the Effective Time, such Unvested Options shall be assumed by Buyer. Immediately after the Effective Time, each Unvested Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Unvested Option at the Effective Time, such number of shares of Buyer Common Stock as is equal to the number of Common Shares subject to such Unvested Option, multiplied by the Unvested Option Conversion Ratio (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each such assumed Unvested Option shall be equal to the exercise price of such Unvested Option immediately prior to the Effective Time, divided by the Unvested Option Conversion Ratio (rounded up to the nearest whole cent).

(d) As soon as reasonably practicable after the Effective Time, Buyer or the Surviving Corporation shall deliver to the holders of Unvested Options appropriate notices setting forth such holders’ rights pursuant to such Unvested Options, as amended by this Section 1.8, and the agreements evidencing such Unvested Options shall continue in effect on the same terms and conditions (subject to the amendments provided for in this Section 1.8 and such notice).

(e) Following the Effective Time, Buyer shall use Reasonable Best Efforts to file a Registration Statement on Form S-8 (or any successor form) under the Securities Act with respect to the Restricted Shares and all shares of Buyer Common Stock subject to such Unvested Options that may be registered on a Form S-8, and shall use its Reasonable Best Efforts to maintain the effectiveness of such Registration Statement for so long as such Unvested Options and Restricted Shares remain outstanding.

(f) The Company shall obtain, prior to the Closing, the consent from each holder of an Unvested Option to the amendment of such Option pursuant to this Section 1.8 (unless such consent is not required under the terms of the applicable agreement, instrument or plan).

(g) Except as set forth in Section 2.2 of the Company Disclosure Schedule, no Option shall become vested or exercisable solely as a result of the Merger.

1.9 Restricted Shares. With respect to the issued and outstanding Common Shares that are unvested immediately prior to the Effective Time as set forth on Schedule 1.9 (“Restricted Shares”), by virtue of the Merger and without any action on the part of any Party or the holder of Restricted Shares, each Restricted Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Restricted Shares held in the Company’s treasury) shall be converted into, and represent the right to receive, such number of shares of Buyer Common Stock as is equal to the Restricted Share Conversion Ratio (with any fraction resulting from the conversion of the aggregate number of Restricted Shares held by each such holder of Restricted Shares to be rounded down to the nearest whole number and shall pay cash in lieu of such fractional shares in an amount in cash equal to the product of (A) such fractional share, multiplied by (B) the Conversion Ratio). Such shares of Buyer Common Stock issued pursuant to this Section 1.9 with respect such Restricted Shares shall vest in accordance with the vesting schedule applicable as of the date hereof to such Restricted Shares except as otherwise agreed in writing between Buyer and such holder. Upon cancellation of the Restricted Shares at the Effective Time, the holder shall have no further rights with respect to such shares and shall only be entitled to the shares of Buyer Common Stock issuable pursuant to this Section 1.9. If the vesting conditions applicable to the shares of Buyer Common Stock under this Section 1.9 to the former holders of Restricted Shares are not satisfied, the holder will forfeit any further rights to such shares of Buyer Common Stock.

1.10 Escrow Fund; Holder Agent Fund Amount.

(a) On the Closing Date, Buyer or Merger Sub shall deposit Fifteen Million Dollars ($15,000,000) of the Merger Consideration otherwise payable to the Company Holders pursuant to Section 1.5 (the “Escrow Amount”) with the Escrow Agent. The Escrow Amount, together with any further sums deposited by Buyer or the Surviving Corporation pursuant to the final sentence of Section 1.7(a) and any interest earned thereon, is referred to herein as the “Escrow Fund” (as defined in Article VIII) and is established for the purpose of securing Buyer’s indemnification rights pursuant to this Agreement. The Escrow Fund shall be held by the Escrow Agent pursuant to the terms of Article VI and the Escrow Agreement. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement. Except as otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code, Buyer shall be treated as the owner of the Escrow Fund for all income tax purposes until such amounts, if any, are distributed to the Company Holders.

(b) On the Closing Date, Buyer shall deposit One Hundred Fifty Thousand Dollars ($150,000) of the Merger Consideration otherwise payable to Company Holders pursuant to Section 1.5 (the “Holder Agent Fund Amount”) into a segregated account designated by the Holder Agent in a written notice delivered to Buyer at least two (2) days prior to the Closing Date. The Holder Agent Fund Amount and any interest earned thereon, is referred to herein as the “Holder Agent Fund” and is established solely to be used by the Holder Agent to pay any fees, costs or other expenses it may incur in performing its duties or exercising its rights under this Agreement and the Escrow Agreement. The Holder Agent Fund shall be held as a trust fund for the benefit of the Company Holders and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person. The Company Holders shall be treated as the owners of the Holder Agent Fund for all income tax purposes until such amounts, if any, are distributed to the Company Holders.

(c) The adoption of this Agreement and the approval of the Merger by the stockholders of the Company shall constitute approval of the Escrow Fund, the Holder Agent Fund and of all of the arrangements relating thereto, including the placement of the Escrow

Amount into escrow, the appointment of the Holder Agent and the placement of the Holder Agent Fund Amount into the Holder Agent Fund.

1.11 Certificate of Incorporation and Bylaws.

(a) The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of Merger Sub immediately prior to the Effective Time, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) the identity of the incorporator shall be deleted.

(b) The Bylaws of the Surviving Corporation immediately following the Effective Time shall be the same as the Bylaws of Merger Sub immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

1.12 No Further Rights. From and after the Effective Time, no Company Shares shall be deemed to be outstanding and holders of certificates formerly representing Company Shares shall cease to have any rights with respect thereto except as provided herein or by Law.

1.13 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, certificates formerly representing Company Shares are presented to Buyer or the Surviving Corporation, they shall be cancelled and converted in accordance with Section 1.5, subject to Section 1.7, Section 1.10 and Section 1.14 and subject further to applicable Law in the case of Dissenting Shares.

1.14 Exchange of Shares.

(a) Prior to the Effective Time, Buyer shall appoint American Stock Transfer & Trust Company, LLC as the payment agent (the “Payment Agent”) to effect the payment of the Merger Consideration in exchange for certificates (as applicable) representing the Company Shares issued and outstanding immediately prior to the Effective Time (the “Company Certificates”). Buyer shall deliver to the Payment Agent, in trust for the benefit of holders of Company Certificates, the portion of the Merger Consideration payable to Company Stockholders as of the Closing Date. Promptly following the Effective Time, Buyer shall cause the Payment Agent to send a notice and a letter of transmittal (in substantially the form attached hereto as Exhibit G) to each holder of a Company Certificate advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Payment Agent such Company Certificate in exchange for the portion of the Merger Consideration payable to such holder pursuant to Section 1.5. Each holder of a Company Certificate, upon proper surrender thereof to the Payment Agent (and with respect to Company Certificates representing Restricted Shares held by the Company in escrow, upon surrender by the Company to the Paying Agent at least one (1) day prior to Closing) in accordance with the instructions in such notice, shall be entitled to receive in exchange therefor (subject to the provisions of Section 1.7 and the withholding of all applicable taxes required to be withheld) the cash amount payable pursuant to Section 1.5. Until properly surrendered, each Company Certificate shall be deemed for all purposes to evidence only the right to receive the cash amount payable pursuant to Section 1.5. Holders of Company Certificates shall not be entitled to receive payment of any amount until such Company Certificates are properly surrendered.

(b) If any payment is to be made to or in the name of a Person other than the Person in whose name the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to such payment that (i) the Company Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper, and (iii) the Person requesting such transfer shall pay to the Payment Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Payment Agent and Buyer that such taxes have been paid or are not required to be paid. Notwithstanding the foregoing, neither the Payment Agent nor any Party shall be liable to a holder of Company Shares for any amount payable to such holder pursuant to Section 1.5 that is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(c) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, Buyer shall pay in exchange for such lost, stolen or destroyed Company Certificate the amount payable in exchange therefor pursuant to Section 1.5. Buyer may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Company Certificate to deliver to Buyer a bond in such sum as Buyer may reasonably direct as indemnity against any claim that may be made against Buyer with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

1.15 Withholding. Buyer, the Surviving Corporation, the Payment Agent and their respective agents shall be entitled to deduct and withhold from the consideration otherwise payable to any Person such amounts as may be required to be deducted and withheld with respect to the making of payments pursuant to this Agreement as required by the Code, or under any provision of federal, state, local or foreign Law relating to Taxes. To the extent amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer that, except as set forth in the Company Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Company Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Company Disclosure Schedule shall qualify other sections and subsections in this Article II only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in corporate and tax good standing under the Laws of each jurisdiction listed in Section 2.1 of the Company Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to Buyer complete and accurate copies of its Amended and Restated Certificate of Incorporation and bylaws of the Company. The Company is not in default under or in violation of any provision of its Amended and Restated Certificate of Incorporation or bylaws.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 46,543,853 Common Shares, of which, as of the date of this Agreement, 11,585,692 shares were issued and outstanding and no shares were held in the treasury of the Company, and (ii) 29,088,379 Preferred Shares, of which (A) 18,088,379 shares have been designated as Series A Preferred Stock, $0.001 par value per share, of which, as of the date of this Agreement, 18,088,379 shares were issued and outstanding and were convertible into 18,088,379 Common Shares, and (B) 11,000,000 shares have been designated as Series B Preferred Stock, $0.001 par value per share, of which, as of the date of this Agreement, 10,204,575 shares were issued and outstanding and were convertible into 10,204,575 Common Shares. Other than shares reserved for issuance upon conversion of Preferred Shares as set forth above or exercise of Options as set forth below, no Company Shares will be issued prior to the Effective Time.

(b) Section 2.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder, and for shares other than Common Shares, the number of Common Shares (if any) into which such shares are convertible. Section 2.2(b) of the Company Disclosure Schedule also sets forth all outstanding Restricted Shares and Common Shares that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance in all material respects with all applicable federal, state and foreign securities Laws.

(c) Section 2.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of Common Shares issued to date under such Company Stock Plan, the number of Common Shares subject to outstanding options under such Company

Stock Plan and the number of Common Shares reserved for future issuance under such Company Stock Plan; and (ii) all holders of outstanding Options, indicating with respect to each Option the Company Stock Plan under which it was granted, (A) the number of Common Shares subject to such Option, the exercise price, the date of grant, the vesting schedule (including any acceleration provisions with respect thereto), (B) whether such Option is currently held by an employee or non-employee of the Company or a Subsidiary of the Company, (C) the termination date (if any) of any employee and non-employee of the Company and any such Option, and (D) the classification of such option as an incentive stock option or a nonqualified stock option. On and after July 16, 2011, the Company has not granted or issued any Options or any other securities that are convertible or exchangeable, directly or indirectly, into Common Shares. The Company has provided or made available to Buyer complete and accurate copies of all Company Stock Plans and forms of all stock option agreements evidencing all Options. All Options were granted with an exercise price that was at least equal to the fair market value of the Common Shares on the date of grant of such option. The Company’s past and current stock option grant practices complied with all applicable Company Stock Plans and applicable Laws.

(d) Concurrently with the execution and delivery of this Agreement, the Company has delivered to Buyer a complete and accurate spreadsheet in a form reasonably acceptable to Buyer and the Payment Agent, specifying the information set forth on Schedule 2.2(d) (the “Merger Consideration Allocation Spreadsheet”). When all of the Merger Consideration is distributed in accordance with Section 1.5 and the Merger Consideration Allocation Spreadsheet, each holder of Company Shares and Vested Options shall have received the portion of the Merger Consideration, if any, to which such Company Shares and Vested Options are entitled under and in accordance with the rights (including liquidation rights) and privileges set forth in the Company’s Amended and Restated Certificate of Incorporation and in the applicable Company Stock Plan.

(e) Except as set forth in Section 2.2(c) and Section 2.2(e) of the Company Disclosure Schedule, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding, (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of Indebtedness or assets of the Company, (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized grants of equity or equity-related compensation with respect to the Company.

(f) There is no agreement, written or oral, between the Company and any holder of its securities, or, to the Company’s knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

2.3 Authorization of Transaction. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and, subject to obtaining the Requisite Stockholder Approval, the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors, (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement in accordance with the provisions of the Delaware General Corporation Law, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and recommending that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement. This Agreement and the Ancillary Agreements to which the Company is a party have been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to (A) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (B) general principles of equity governing specific performance, injunctive relief and other equitable remedies.

2.4 Noncontravention.

(a) Subject to the filing of the Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by the Company of this Agreement or the Ancillary Agreements to which it is a party, nor the consummation by the Company and its Subsidiaries of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company or the charter, bylaws or other organizational document of any of its Subsidiaries, (ii) require on the part of the Company or any of its Subsidiaries any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective assets is subject, (iv) result in the imposition of any Security Interest upon any assets of the Company or any of its Subsidiaries or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their respective properties or assets.

(b) All of the assets owned or operated by Gluster Software India Pvt. Ltd (the “India Subsidiary”) were acquired or purchased by the Company or the India Subsidiary (as applicable) under the STPI Scheme and are bonded by the applicable customs or similar authorities and recorded in the bond register. The India Subsidiary has a valid and subsisting software technology park unit that is in full compliance with applicable Laws including requirements necessary for the India Subsidiary to continue to operate and to avail itself of Tax benefits and exemptions under applicable Law. The India Subsidiary has a valid and currently subsisting customs private bonded warehouse license and that neither the Company nor the India Subsidiary has committed any act or omission which may have the effect of denying the India

Subsidiary the Tax benefits/exemptions normally available to an STPI unit and its activities. The transactions contemplated by this Agreement will not require the prior approvals of the STPI or any customs or similar authorities under the STPI, the FTP or any customs or similar authorities. The transactions contemplated by this Agreement will not be in violation, or in contravention of, the STPI or the FTP.

2.5 Subsidiaries.

(a) Section 2.5(a) of the Company Disclosure Schedule sets forth: (i) the name of each Company Subsidiary; (ii) the number and type of outstanding equity securities (and any rights to purchase securities) of each Company Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Company Subsidiary; (iv) the names of the officers and directors of each Company Subsidiary; and (v) the jurisdictions in which each Company Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

(b) Each Company Subsidiary is a corporation duly organized, validly existing and in corporate and tax good standing under the Laws of the jurisdiction of its incorporation. Each Company Subsidiary is duly qualified to conduct business and is in corporate and tax good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary has all requisite organizational power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to Buyer complete and accurate copies of the charter, bylaws or other organizational documents of each Company Subsidiary. No Company Subsidiary is in default under or in violation of any provision of its charter, bylaws or other organizational documents. All of the issued and outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Company Subsidiary that are held of record or owned beneficially by either the Company or any of its Subsidiaries are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and other applicable securities Laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any of the Company’s Subsidiaries. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any of the Company’s Subsidiaries. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any of the Company’s Subsidiaries.

(c) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary of the Company.

2.6 Financial Statements.

(a) The Company has made available to Buyer the Financial Statements. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the respective dates thereof and for the periods referred to therein; provided, however, that the Financial Statements referred to in clause (c) of the definition of such term are subject to normal recurring year-end adjustments and do not include footnotes. Since the beginning of the period covered by the Financial Statements, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent Liabilities or otherwise), of the Company or any of its Subsidiaries. No audit firm has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company or any of its Subsidiaries.

(b) At all times after January 1, 2010, the Company maintained internal accounting controls that have provided reasonable assurance that (i) transactions are (and have been) executed in accordance with management’s authorization, (ii) transactions are (and have been) recorded as necessary to permit preparation of the Company’s financial statements and to maintain accountability for its assets, (iii) access to the Company’s assets is (and has been) permitted only in accordance with management’s authorization and (iv) the reported accountability for the Company’s assets is (and has been) compared with existing assets at reasonable intervals. During the periods covered by the Financial Statements, there has been (i) no significant deficiency or material weakness in the design or operation of the Company’s internal accounting controls which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) no fraud, whether or not material, involving any member of the Company’s board of directors, management or any other employee or independent contractor of the Company who has a significant role in the Company’s financial reporting internal accounting controls.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, (a) there has occurred no event or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries has taken any of the actions set forth in paragraphs (a) through (n) of Section 4.4.

2.8 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liability except for (a) Liabilities shown on the Most Recent Balance Sheet, (b) Liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business in an amount less than ten thousand dollars ($10,000) individually and fifty thousand dollars ($50,000) in the aggregate, (c) contractual Liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet in an amount less than ten thousand dollars ($10,000) individually and fifty thousand dollars ($50,000) in the aggregate and (d) any Liabilities reflected in the Final Adjusted Working Capital.

2.9 Tax Matters.

(a) Each of the Company and its Subsidiaries has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete. Neither the Company nor any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which the common parent is the Company. Each of the Company and its Subsidiaries has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of the Company and each of its Subsidiaries for Tax periods through the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and all unpaid Taxes of the Company and each Subsidiary for all Tax periods commencing after the Most Recent Balance Sheet Date arose in the Ordinary Course of Business. Neither the Company nor any Subsidiary (i) has any actual or potential Liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or any of its Subsidiaries or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All Taxes that the Company or any of its Subsidiaries was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(b) The Company has made available to Buyer (i) complete and correct copies of all income and other Tax Returns of the Company and any of its Subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any of its Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. None of the federal income Tax Returns of the Company or any of its Subsidiaries have been audited by the Internal Revenue Service, and no examination or audit of any Tax Return of the Company or any Subsidiary by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor any Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Company or any Subsidiary was required to file any Tax Return that was not filed. Neither the Company nor any Subsidiary has (x) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (y) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (z) executed or filed any power of attorney with any taxing authority.

(c) Neither the Company nor any of its Subsidiaries (i) has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code due to the execution of this Agreement and the consummation of the transactions contemplated hereby (contingent or otherwise) or (ii) is or has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(d) None of the assets of the Company or any of its Subsidiaries (i) is property that is required to be treated as being owned by any other Person pursuant to the provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code, (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code or (iv) is subject to a lease under Section 7701(h) of the Code or under any predecessor section.

(e) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) that are required to be taken into account by the Company or any of its Subsidiaries in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date or as a result of the consummation of the transactions contemplated by this Agreement.

(f) The Company has not received any written advice of any limitation on the utilization by either the Company or any of its Subsidiaries of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383 or 384 of the Code or comparable provisions of foreign, state or local Law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

(g) Neither the Company nor any of its Subsidiaries (i) is a “consenting corporation” within the meaning of former Section 341(f) of the Code, and none of the assets of the Company or any Subsidiary is subject to an election under former Section 341(f) of the Code or (ii) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(h) Neither the Company nor any of its Subsidiaries has ever participated in an international boycott as defined in Section 999 of the Code.

(i) The Company is not a party to a lease that is treated as a “Section 467 rental agreement” within the meaning of Section 467(d) of the Code.

(j) Neither the Company nor any of its Subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(k) Neither the Company nor any of its Subsidiaries owns any interest in an entity that is characterized as a partnership for federal income Tax purposes.

(l) Section 2.9(l) of the Company Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company or any Subsidiary currently files or is required to file a Tax Return and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company’s or any of its Subsidiaries’ nexus with such jurisdiction. Neither the Company nor any Subsidiary is conducting business in, or deriving income from sources within, any country other than the

United States in a manner which exposes the Company or such Subsidiary to Taxes imposed by such other country.

(m) Neither the Company nor any of its Subsidiaries is a party to a gain recognition agreement under Section 367 of the Code.

(n) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) installment sale or other open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.

(o) There are no Security Interests with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than with respect to Taxes not yet due and payable.

(p) No holder of Company Shares holds any Company Shares that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(q) Neither the Company nor any of its Subsidiaries is or ever has been a party to a transaction or agreement that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. Section 2.9(q) of the Disclosure Schedule sets forth a complete and accurate list of all transfer pricing or similar agreements to which the Company or any of its Subsidiaries is a party or by which it is bound.

(r) Section 2.9(r) of the Disclosure Schedule sets forth a complete and accurate list of any Subsidiaries for which a “check-the-box” election under Section 7701 has been made.

(s) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any analogous provision of state or local Law.

2.10 Assets.

(a) The Company and its Subsidiaries are the true and lawful owners, and have good title to, all of the assets (tangible or intangible) purported to be owned by the Company and its Subsidiaries, free and clear of all Security Interests. The Company and its Subsidiaries have valid, legal, binding and enforceable leases for all assets (tangible or intangible) purported to be leased by the Company or any of its Subsidiaries. Section 2.10 of the Company Disclosure Schedule lists all leases for assets (tangible and intangible) of the Company or any of its Subsidiaries. Each of the Company and each of its Subsidiaries owns or leases all tangible assets sufficient for and material to the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each material tangible asset is free from material defects and is in good operating condition and repair (subject to normal wear and tear). The provisions of this Section 2.10(a) are not applicable to real property leased under any Leases.

(b) Section 2.10(b) of the Company Disclosure Schedule lists individually all fixed assets (within the meaning of GAAP) of the Company and its Subsidiaries, indicating cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date.

(c) No representation or warranty is made in this Section 2.10 with respect to Intellectual Property.

2.11 Owned Real Property. The Company has no Owned Real Property.

2.12 Leases. Section 2.12 of the Company Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, any security deposit and the rent payable thereunder. The Company has made available to Buyer complete and accurate copies of such Leases. With respect to each Lease:

(a) such Lease is legal, valid, binding, enforceable and in full force and effect;

(b) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party under such Lease;

(c) there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

(d) neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(e) the Company has no knowledge of any Security Interest, easement, covenant or other restriction applicable to the real property subject to such Lease which would reasonably be expected to materially impair the current uses or the occupancy by the Company or its Subsidiaries of the property subject thereto.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Company Disclosure Schedule lists all Intellectual Property Registrations that are registered or filed in the name of the Company or any of its Subsidiaries, alone or jointly with others (the “Company Registrations”) in each case, enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable or, in the case of Company Registrations that are rights in domain names (“Company Domain Names”), in each case enumerating specifically the online registrar, names of the owner of such domain names set forth with the applicable registrar and the dates of expiration of each of such domain names with the applicable registrar. All assignments of Company Registrations to the Company or any of its Subsidiaries have been properly executed and, to the extent applicable Law provides for recordation of such assignments, recorded. All assignments of Company Domain Names to the Company or any of its Subsidiaries have been properly filed with the applicable on-line registrar. To the knowledge of the Company and its Subsidiaries (i) all Company Registrations are valid and enforceable, (ii) there are no material defects of form in the preparation or filing of the Company Registrations, (iii) the applications in the Company Registrations are being diligently prosecuted, and (iv) all issuance, renewal, maintenance and other payments that are or have become due with respect to the Company Registrations have been timely paid by or on behalf of the Company or its Subsidiaries.

(b) There are no inventorship challenges, opposition or nullity proceedings or interferences declared or commenced with respect to any Patent Rights included in the Company Registrations, or to the knowledge of the Company and its Subsidiaries, threatened. The Company and its Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company or any of its Subsidiaries and have made no material misrepresentation in such applications. The Company and its Subsidiaries have no knowledge of any information that would preclude them from having clear title to the Company Registrations. The Company and its Subsidiaries have no knowledge of any information that would materially and adversely affect the validity or enforceability of any trademarks of any Company Registrations as used in the Company’s business as currently conducted. There are no pending patent applications included in the Company Registrations.

(c) Each item of Company Owned Intellectual Property will be owned and available for use by Buyer or the relevant Subsidiary of the Company immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. Each item of Company Licensed Intellectual Property will be available for use by Buyer or the relevant Subsidiary of the Company immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. The Company or a Subsidiary of the Company is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Security Interests. The Company Intellectual Property constitutes all Intellectual Property necessary to conduct the Company’s business in all material respects in the manner currently conducted, and as presently planned to be conducted by the Company and its Subsidiaries with respect to GlusterFS 3.3 and GlusterFS 3.4 in the most recent product roadmap the Company has made available to Buyer; provided, however, that, solely with respect to GlusterFS 3.4, the foregoing representation and warranty is made to the knowledge of the Company with respect to portions of GlusterFS 3.4 which have not yet been written.

(d) Section 2.13(d) of the Company Disclosure Schedule lists all Software included in the Customer Offerings or Internal Systems and material Documentation related thereto in which the Company or any Subsidiary claims sole and exclusive ownership of the copyright and for which there is no Company Registration. For each item listed in Section 2.13(d) of the Company Disclosure Schedule, the Company or the relevant Subsidiary has identified the location where the source code tree and documentation is maintained by the Company or any Subsidiary or by any third Person pursuant to an agreement with the Company or any Subsidiary. Section 2.13(d) of the Company Disclosure Schedule lists all third parties that have contributed or developed Company Source Code and the agreement pursuant to which such third party contributed or developed such Company Source Code and the Company has made available to Buyer a copy of each such agreement. Each Person who has contributed to the development of the Software or Documentation included in the Customer Offerings or Internal Systems (solely with respect to Internal Systems that are listed in Section 2.13(d) of the Company Disclosure Schedule) has assigned to the Company all rights to such Software and Documentation.

(e) The Company or the appropriate Subsidiary of the Company has taken reasonable measures to protect the Intellectual Property in each item of Company Owned Intellectual Property in a manner that takes account of and is consistent with any of its obligations under all Open Source Licenses and other licenses under which the Company obtained a license to Company Licensed Intellectual Property, and (except with respect to Customer Offerings distributed under an Open Source License) to maintain in confidence all trade secrets and confidential information comprising a part thereof. The Company and each of its Subsidiaries have complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. The Company has made available to Buyer copies of all privacy and security policies adopted by the Company or any Subsidiary in connection with its operations. No complaint, claim or notice relating to an improper use or disclosure of, or a breach in the security of, any such trade secrets and confidential information has been made or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. To the knowledge of the Company, there has been no: (i) unauthorized disclosure of any material third party proprietary or confidential information in the possession, custody or control of the Company or any of its Subsidiaries, or (ii) breach of the security procedures of the Company or any of its Subsidiaries wherein confidential information has been disclosed to a third Person. The Company and each Subsidiary has complied with all applicable Open Source Licenses and other licenses under which the Company obtained a license to Company Licensed Intellectual Property pertaining to Software Exploited in Customer Offerings or in Internal Systems. No complaint, claim or notice relating to compliance with any Open Source License or other license under which the Company obtained a license to Company Licensed Intellectual Property has been made or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(f) None of (i) the Customer Offerings or the Exploitation thereof by the Company or its Subsidiaries or by any reseller, distributor, customer or user thereof, (ii) the material Internal Systems or the Exploitation thereof by the Company or its Subsidiaries or (iii) any other business activity of the Company or its Subsidiaries, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third Person. Section 2.13(f) of the Company Disclosure Schedule lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Company or any of its Subsidiaries alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Company or any of its Subsidiaries from any reseller, distributor, customer, user or any other third party with respect to Intellectual Property; and the Company and its Subsidiaries have made available to Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(g) To the knowledge of the Company and its Subsidiaries, no Person (including, without limitation, any current or former employee or consultant of Company or the Subsidiaries) is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any Company Licensed Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries. The Company and its Subsidiaries have made available to Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

(h) Section 2.13(h) of the Company Disclosure Schedule identifies each covenant or other agreement pursuant to which the Company or a Subsidiary of the Company has assigned or transferred any right or access to any Person, and each license or other agreement (other than agreements licensing Customer Offerings using the Company’s standard agreement forms the Company made available to Buyer or confidentiality agreements, employment agreements and/or consulting agreements entered into in the Ordinary Course of Business which reflect immaterial amendments (copies of which have been made available to Buyer) to such standard agreement forms of the Company) pursuant to which the Company or a Subsidiary of the Company has licensed or distributed or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property. Except as described in Section 2.13(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Offerings or any third party Intellectual Property rights (other than agreements licensing Customer Offerings using the Company’s standard agreement forms the Company made available to Buyer or confidentiality agreements, employment agreements and/or consulting agreements entered into in the Ordinary Course of Business which reflect immaterial amendments (copies of which have been made available to Buyer) to such standard agreement forms of the Company). The Company has made available to Buyer a copy of each license, covenant or agreement identified in Section 2.13(h) of the Company Disclosure Schedule. Neither Company nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license or assign any existing or future Intellectual Property to any Person. For each item set forth in Section 2.13(h) of the Company Disclosure Schedule, the Company has made available to Buyer a copy of all relevant rules, obligations, or contractual commitments.

(i) Section 2.13(i) of the Company Disclosure Schedule identifies (i) each item of Company Licensed Intellectual Property and the license or agreement pursuant to which the Company or a Subsidiary of the Company Exploits it (excluding currently-available, off-the-shelf software programs that are part of the Internal Systems and are licensed by the Company pursuant to “shrink wrap” licenses, the total fees associated with each of which are less than $15,000 in the aggregate and confidentiality agreements, employment agreements and/or consulting agreements entered into in the Ordinary Course of Business which reflect immaterial amendments (copies of which have been made available to Buyer) to the standard agreement forms of the Company made available by the Company to the Buyer) and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company or any of its Subsidiaries has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property. None of the (i) Customer Offerings, (ii) Internal Systems (solely with respect to (A) Internal Systems listed in Section 2.13(d) of the Company Disclosure Schedule and (B) material Internal Systems) includes “shareware”, “freeware” or other Software or other material that was obtained by the Company from third parties other than pursuant to the license agreements listed in Section 2.13(i) of the Company Disclosure Schedule.

(j) Neither the Company nor any of its Subsidiaries has licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including its employees and contractors) of, the source code for any Proprietary Software or of other confidential information constituting, embodied in or pertaining to such Proprietary Software (“Company Source Code”) to any Person, except pursuant to the agreements listed in Section 2.13(j) of the Company Disclosure Schedule. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Company Source Code by the Company, its Subsidiaries or escrow agent(s) or any other Person to any third party.

(k) All of the Software and Documentation comprising, incorporated in or bundled with the Customer Offerings or Internal Systems listed in Section 2.13(d) of the Company Disclosure Schedule (other than Software and Documentation listed on Section 2.13(i) or 2.13(l) of the Company Disclosure Schedule and currently-available, off-the-shelf software programs that are part of the Internal Systems and are licensed by the Company pursuant to “shrink wrap” licenses, the total fees associated with each of which are less than $15,000 in the aggregate) have been designed, authored, tested and debugged by regular employees of the Company or a Subsidiary of the Company within the scope of their employment or by independent contractors of the Company or a Subsidiary of the Company who have executed valid and binding agreements expressly assigning all right, title and interest in and to such copyrightable materials to the Company or a Subsidiary of the Company, waiving their non-assignable rights (including moral rights) in favor of the Company or a Subsidiary of the Company, and who have no residual claim to such materials, except for retained rights of such employees (based in California) that are necessary for compliance with California Labor Code Section 2870. All right, title and interest in and to such materials obtained by the Company or any of its Subsidiaries through such assignments and waivers are assignable and sublicensable (through any number of tiers) by the Company or its applicable Subsidiary. All Intellectual Property owned at any time by each Subsidiary has been validly assigned to the Company.

(l) Section 2.13(l) of the Company Disclosure Schedule lists all third party Open Source Materials and other Company Licensed Intellectual Property not listed in any portion of Section 2.13 of the Company Disclosure Schedule (“Third Party Materials”) that are embodied in, distributed with, referenced in or called to by Customer Offerings, or that are or were material to the development, use or support of such Customer Offerings, and describes the manner in which such Third Party Materials have been utilized, including, without limitation, whether and how the Third Party Materials have been modified and/or distributed by the Company or any of its Subsidiaries.

(m) Each employee of the Company or any of its Subsidiaries and each independent contractor of the Company or any of its Subsidiaries has executed a valid and binding written agreement expressly assigning to the Company or a Subsidiary of the Company all right, title and interest in and to any inventions, whether or not patentable, and works of authorship, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary of the Company, and all Intellectual Property rights therein, and has waived all moral rights therein, except for retained rights of such employees (based in California) that are necessary for compliance with California Labor Code Section 2870.

(n) To the knowledge of the Company, the Customer Offerings and the Internal Systems are free from material defects in design, workmanship and materials and conform in all material respects to the written Documentation and specifications therefore identified in Section 2.13(n) of the Company Disclosure Schedule. The Customer Offerings do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may, or are intended to, impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. None of the material Internal Systems are affected by any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may, or are intended to, impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. The Company and its Subsidiaries have not received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party.

(o) The Company and its Subsidiaries have neither sought, applied for nor received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith. To the knowledge of the Company and its Subsidiaries, no third party, including any academic or governmental organization, possesses rights to the Company Owned Intellectual Property (other than rights under Open Source Licenses with respect to Customer Offerings distributed under such Open Source Licenses), which, if exercised, would allow such third party to Exploit products or services using, incorporating or infringing such Company Owned Intellectual Property.

2.14 Inventory. Neither the Company nor any of its Subsidiaries maintain inventory that would be required to be included on a consolidated balance sheet of the Company prepared in accordance with GAAP.

2.15 Contracts.

(a) Section 2.15(a) of the Company Disclosure Schedule lists the following agreements (written or oral) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement:

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of fifty thousand dollars ($50,000) per annum or having a remaining term longer than twelve (12) months;

(ii) any agreement (or group of related agreements) other than the agreements that are required to be listed under Section 2.15(a)(ix) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which requires the Company or any of its Subsidiaries to pay or otherwise give consideration of more than the sum of fifty thousand dollars ($50,000) in any twelve (12) month period, (C) which cannot be canceled without payment or penalty in excess of ten thousand dollars ($10,000), (D) in which the Company or any of its Subsidiaries has granted “most favored nation” pricing provisions or marketing or distribution rights relating to any Customer Offerings or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party, (E) which does not limit the aggregate Liability of the Company and its Subsidiaries to the aggregate amount paid to the Company and its Subsidiaries pursuant to such Agreement, (F) with a customer or partner of the Company that requires either party to be liable for or pay liquidated or similar damages or (G) with a customer or partner of the Company which does not explicitly exclude the payment of consequential damages;

(iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Security Interest on any assets (tangible or intangible) of the Company or any of its Subsidiaries;

(v) any agreement for the disposition of any material portion of the assets or business of the Company or any of its Subsidiaries (other than for Customer Offerings in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity other than the acquisition of tangible assets in the Ordinary Course of Business;

(vi) any agreement that provides for non-solicitation or noncompetition obligations of the Company or any of its Subsidiaries;

(vii) any settlement, separation or similar agreement;

(viii) any Software escrow or similar agreement;

(ix) any employment agreement (excluding offer letters in the Company’ standard form with non-management employees that are terminable at will and do not provide severance, retention or change of control benefits) or consulting agreement pursuant to which the Company or any of its Subsidiaries is obligated to pay (A) for consultants located in the United States, in excess of $50,000 per annum and (B) for consultants located outside of the United States, in excess of $25,000 per annum;

(x) any agency, reseller, distribution or similar agreement the terms of which are different from the Company’s standard form of such agreements that have been made available to Buyer;

(xi) any agreement involving any current officer, director or stockholder of the Company or an Affiliate thereof;

(xii) any agreement under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(xiii) any agreement which contains any provisions requiring the Company or any of its Subsidiaries to indemnify any other party (excluding indemnities contained in the Company’s standard form of agreement for Customer Offerings (made available by the Company to Buyer) entered into in the Ordinary Course of Business);

(xiv) any agreement with any Governmental Entity or any educational institution;

(xv) any broker, dealer, distributor, manufacturer’s representative, agent or sales promotion agreement that involves payments by the Company or any of its Subsidiaries in excess of twenty five thousand dollars ($25,000) individually; and

(xvi) any other agreement (or group of related agreements), other than the agreements required to be listed under Section 2.15(a)(ix), either involving more than fifty thousand dollars ($50,000) in any twelve (12) month period or not entered into in the Ordinary Course of Business.

(b) The Company has made available to Buyer a complete and accurate copy of each agreement listed in Section 2.13 or Section 2.15 of the Company Disclosure Schedule. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party under such agreement.

2.16 Accounts Receivable. All accounts receivable of the Company and its Subsidiaries reflected on the Most Recent Balance Sheet (other than those paid since such date) are valid receivables subject to no setoffs or counterclaims and are current and collectible (within ninety (90) days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Most Recent Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 2.16 of the Company Disclosure Schedule. All accounts receivable of the Company and its Subsidiaries that have arisen since the Most Recent Balance Sheet Date are valid receivables subject to no setoffs or counterclaims and are collectible (within ninety (90) days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the Most Recent Balance Sheet. Neither the Company nor any of its Subsidiaries has received any written notice from any reseller, distributor or account debtor stating that any account receivable is subject to any contest, claim or setoff by such account debtor.

2.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any of its Subsidiaries.

2.18 Insurance. Section 2.18 of the Company Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any of its Subsidiaries is a party, all of which are in full force and effect. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Company nor any of its Subsidiaries is liable for retroactive premiums or similar payments, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies.

2.19 Litigation. As of the date of this Agreement, there is no Legal Proceeding which is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. There are no judgments, orders or decrees outstanding against the Company or any of its Subsidiaries.

2.20 Warranties. No product or service manufactured, sold, leased, licensed or delivered by the Company or any of its Subsidiaries is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than the applicable standard terms and conditions for the Customer Offerings, which are set forth in Section 2.20 of the Company Disclosure Schedule. Section 2.20 of the Company Disclosure Schedule sets forth the aggregate expenses incurred by the Company and its Subsidiaries in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements.

2.21 Employees.

(a) Section 2.21(a) of the Company Disclosure Schedule contains a list of all current employees of the Company and each of its Subsidiaries, along with the position and the annual base rate of compensation and target bonus or commissions opportunity of each such employee. Any accruals for incentive bonuses to employees of the Company and each of its Subsidiaries for the current or prior fiscal year are accurately reflected on the Financial Statements. Each current or past employee of the Company or any of its Subsidiaries has entered into a confidentiality and assignment of inventions agreement with the Company or such Subsidiary, a copy or form of which has previously been made available to Buyer. All of such confidentiality and assignment of inventions agreements will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 2.21(a) of the Company Disclosure Schedule contains a list of all employees of the Company or any of its Subsidiaries who are a party to a non-competition agreement with the Company or any of its Subsidiaries; copies of such agreements have previously been made available to Buyer.

(b) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no knowledge of any organizational effort made or threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has breached or violated in any material respect any (i) Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment agreement; and no claims, controversies, investigations, audits or suits are pending or, to the Company’s knowledge, threatened, with respect to such Laws, regulations, or agreements, either by private individuals or by Governmental Entities. All employees of the Company and its Subsidiaries who are employed in the United States are employed on an at-will basis. To the knowledge of the Company, no employee listed on Section 2.21(c) of the Company Disclosure Schedule or group of employees has any plans to terminate employment with the Company or any of its Subsidiaries.

(d) The Company has properly classified all of its service providers as either employees or independent contractors and with respect to employees as either full-time or part-time employees under applicable Law. The Company and its Subsidiaries have withheld and paid to the appropriate Governmental Entity all amounts required to be withheld from compensation paid to its employees and no claim has been made against the Company or any of its Subsidiaries or, to the knowledge of the Company, is currently threatened for any arrears of Taxes, penalties or other sums for failure to withhold and pay applicable Taxes. There is no claim against the Company or any of its Subsidiaries with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Company’s knowledge, threatened by any current or former employees or independent contractors of the Company. All Persons who have performed services for the Company or any of its Subsidiaries while classified as independent contractors have satisfied the requirements of Law to be so classified, and each employer has fully and accurately reported their compensation on IRS Forms 1099 or other applicable Tax forms for independent contractors when required to do so.

(e) Section 2.21(e) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all employees of the Company and any Subsidiary working in the United States who are not citizens or permanent residents of the United States, and indicates immigration status and the date work authorization is scheduled to expire and (ii) all Liabilities associated with the sponsorship by the Company or any of its Subsidiaries of employees of the Company pursuant to the Immigration Documents. All other Persons employed by the Company or any Subsidiary in the United States are citizens or permanent residents. Section 2.21(e) of the Company Disclosure Schedule sets forth a true, correct and complete list and description of all expatriate Contracts that the Company or any Subsidiary has in effect with any employee and all employment contracts and independent contractor arrangements covering any individuals providing services outside the country in which they are nationals. Each employee of the Company or any Subsidiary working in a country other than one of which such employee is a national has a valid work permit or visa enabling him or her to work lawfully in the country in which such individual is employed.

(f) Section 2.21(f) of the Company Disclosure Schedule sets forth the amount of the Liabilities for accrued vacation, accrued sick time and earned time off as of September 30, 2011.

2.22 Employee Benefits. With respect, as applicable, to Benefit Plans and Benefit Arrangements:

(a) Section 2.22(a) of the Company Disclosure Schedule contains a true, correct and complete list of all Company Benefit Plans and Company Benefit Arrangements. The Company has made available to Buyer true, complete and correct copies of the following documents with respect to each Company Benefit Plan and Company Benefit Arrangement, to the extent applicable: (i) all current plan or arrangement documents, and the most recent written descriptions of all non-written agreements relating to any such plan or arrangement; (ii) the most recent Form 5500 or other comparable documents and any attached financial statements and those for any period commencing on or after December 31, 2007 and any related actuarial reports; (iii) summary plan descriptions, summaries of material modifications, and any prospectuses that describe the Company Benefit Plans or Company Benefit Arrangements; (iv) all reports received since December 31, 2008 from any Governmental Entity, third-party administrators, actuaries, investment managers, consultants or other independent contractors (other than individual account records or participant statements) or prepared by employees of the Company and its Subsidiaries; (v) all notices the IRS, Department of Labor, or any other Governmental Entity issued to the Company on or after December 31, 2007; and (vi) employee manuals or handbooks containing personnel or employee relations policies.

(b) The only Qualified Plan currently in operation is the TriNet MEP 401(k) Retirement Plan. All Qualified Plans have either (i) received determination (or opinion) letters from the Internal Revenue Service (the “IRS”) to the effect that such plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or (ii) been comprised of a master, volume submitter, or prototype plan that has received a favorable opinion letter from the IRS, and, to the knowledge of the Company, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of the qualified status of any such Qualified Plan. Each Company

Benefit Plan and each Company Benefit Arrangement has been maintained in all material respects in accordance with its constituent documents and with all applicable provisions of domestic and foreign Laws, including federal and state securities Laws and any reporting and disclosure requirements with respect to each Company Benefit Plan. No transactions prohibited by Code Section 4975 or ERISA Section 406, no breaches of fiduciary duty described in ERISA Section 404, and no act or omission has occurred and no condition exists with respect to any Benefit Plan or Benefit Arrangement that, in each case, could reasonably be expected to subject the Company or any of its Subsidiaries to (i) any material fine, penalty, tax or Liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation by the Company or any Subsidiary protecting any fiduciary, insurer or service provider with respect to any Benefit Plan or Benefit Arrangement.

(c) Neither the Company nor any of its ERISA Affiliates has ever maintained, sponsored or been required to contribute or had any Liability with respect to any plan subject to Title IV of ERISA.

(d) Each Company Benefit Plan and Company Benefit Arrangement is amendable and terminable unilaterally and with no further expense by the Company (other than for benefits accrued through the date of termination or amendment and reasonable administrative and termination expenses related thereto) and no Company Benefit Plan, Company Benefit Arrangement, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company or its Subsidiaries from amending or terminating any such plans or arrangements. The investment vehicles used to fund the Company Benefit Plans and Company Benefit Arrangements may be changed at any time without incurring a material sales charge, surrender fee or other similar expense.

(e) There are no pending claims by Company employees, former employees, or the beneficiaries of current or former employees (other than routine benefit claims and proceedings with respect to qualified domestic relations orders) or lawsuits that have been asserted or instituted by, against or relating to, any Company Benefit Plans or Company Benefit Arrangements (including any such claim or lawsuit against any fiduciary of any such Company Benefit Plan or Company Benefit Arrangement). To the knowledge of the Company, no Company Benefit Plans or Company Benefit Arrangements are or have been under audit or examination (nor has notice been received of a potential audit or examination) by any Governmental Entity (including the IRS and the U.S. Department of Labor). No voluntary or required corrections procedures are in progress, under internal or governmental review, or contemplated, and no corrections procedures have been filed with any Governmental Entity since December 31, 2007.

(f) No Company Benefit Plan or Company Benefit Arrangement or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision or is subject to any Law that, as a result of the transactions or upon related, concurrent, or subsequent employment termination, would (i) increase, accelerate or vest any compensation or benefit, except as provided by Law or as contemplated by this Agreement, (ii) require severance, termination or retention payments, except as required by Law, (iii) provide any term of employment or compensation guaranty, except as required by Law, (iv) trigger any Liabilities,

(v) forgive any indebtedness, (vi) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), (vii) promise or provide any tax gross ups or indemnification, whether under Sections 280G or 409A of the Code or otherwise, or (viii) measure any values of benefits on the basis of any of the transactions contemplated hereby. No stockholder, equity owner, employee, officer, manager or director of the Company or any of its Subsidiaries has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby, other than by Buyer or any of its Affiliates, including pursuant to the Retention Agreements.

(g) The Company and each of its Subsidiaries has paid all amounts it is required to pay as contributions to the Company Benefit Plans and Company Benefit Arrangements as of the date of this Agreement; all benefits accrued under any unfunded Company Benefit Plan or Company Benefit Arrangement will have been paid, accrued or otherwise adequately reserved in accordance with GAAP on a consistent basis with the Financial Statements as of the date of the Draft Closing Balance Sheet; the assets of each Company Benefit Plan that is funded are reported at their fair market value on the books and records of such Company Benefit Plan; no Company Benefit Plan that is subject to Part 4 of Title I of ERISA has assets that include securities issued by the Company or any ERISA Affiliate.

(h) All group health plans of the Company and its ERISA Affiliates comply in all material respects with the requirements of COBRA, Code Section 5000, the Patient Protection and Affordable Care Act (“PPACA”), the Health Insurance Portability and Accountability Act, and any other comparable domestic or foreign Laws; neither the Company nor any of its Subsidiaries provides benefits through a voluntary employee beneficiary association as defined in Code Section 501(c)(9); neither the Company nor any of its Subsidiaries has any Liability under or with respect to COBRA for its own actions or omissions or those of any predecessor other than to provide health care continuation coverage to qualified beneficiaries; and no employee, director or manager, or former employee, director or manager (or beneficiary of any of the foregoing) of the Company or any of its Subsidiaries is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as applicable Law or the terms of the Qualified Plan requires, and there have been no written or oral commitments inconsistent with the foregoing.

(i) Each Company Benefit Plan or Company Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since December 31, 2004 in compliance with then applicable guidance under Code Section 409A and has been documented in accordance with Code Section 409A since January 1, 2009. No Option has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Option. The Company has made available to Buyer all valuation or similar reports pertaining to the valuation of the Common Shares.

(j) There is no corporate-owned life insurance (COLI) or split-dollar life insurance policy on the life of any employee of the Company or any of its Subsidiaries as to which the Company or Subsidiary has any obligation, Liability, claim, or asset.

2.23 Environmental Matters.

(a) Each of the Company and its Subsidiaries has complied in all material respects with all applicable Environmental Laws. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or written information request alleging potential liability of the Company or any of its Subsidiaries by any Governmental Entity, relating to any Environmental Law involving the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to result in Liability to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has released any Materials of Environmental Concern into the environment.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by any court order, administrative order, or consent order between the Company and any Governmental Entity entered into in connection with any legal obligation or Liability arising under any Environmental Law.

(d) Set forth in Section 2.23(d) of the Company Disclosure Schedule is a list of all Phase 1 or Phase 2 environmental site assessments (whether in hard copy or electronic form) relating to premises currently or previously owned or operated by the Company or a Subsidiary of the Company (whether conducted by or on behalf of the Company or a Subsidiary of the Company or a third party, and whether done at the initiative of the Company or a Subsidiary of the Company or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and which the Company has possession of. A complete and accurate copy of each such document has been made available to Buyer.

(e) The Company has not received any written notice alleging Liability of the Company or any Subsidiary relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or any of its Subsidiaries.

(f) The parties agree that the only representations and warranties relating to environmental matters, Materials of Environmental Concern, and Environmental Laws are those contained in this Section 2.23.

2.24 Legal Compliance.

(a) Each of the Company and its Subsidiaries is currently conducting, and has at all times since October 1, 2006 conducted, its respective business in compliance in all material respects with each applicable Law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity. Neither the Company nor any of its Subsidiaries has received any notice or communication from any Governmental Entity alleging noncompliance with any applicable Law.

(b) The Company and each of its Subsidiaries is currently conducting, and has at all times since October 1, 2006, conducted, its business in compliance in all material respects with and not in violation of any export control, trade embargo or anti-boycott provisions of any applicable Law and of any export license, registration or approval.

(c) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company or any of its Subsidiaries, has taken or failed to take any action, either directly or indirectly, that is or would result in a violation of the Anti-Corruption Laws, including making, offering, authorizing, or promising any payment, contribution, gift, entertainment, bribe, rebate, kickback, or any other thing of value, regardless of form or amount, to any (i) foreign or domestic government official or employee, (ii) employee of a foreign or domestic government-owned entity, (iii) foreign or domestic political party, political official, or candidate for political office, or (iv) any officer or employee of a public international organization, to obtain a competitive advantage, to receive favorable treatment in obtaining or retaining business, or to compensate for favorable treatment already secured.

(d) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company or any of its Subsidiaries, has received any notice or communication from, or made any voluntary disclosure to, any Governmental Entity alleging noncompliance with any applicable Law. The Company, its Subsidiaries and their respective directors, officers, consultants, agents and employees have at all times since October 1, 2006 fully complied with, and are currently in full compliance with, the UK Bribery Act 2010 (“UKBA”), the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), any similar applicable Law of any non-U.S. jurisdiction, and any applicable Law that prohibits providing a thing of value to improperly influence government officials (collectively, the “Anti-Corruption Laws”). Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company or any of its Subsidiaries, is, or has been, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of the Anti-Corruption Laws. The parties agree that the only representations and warranties relating to Anti-Corruption Laws or export compliance matters are contained in this Section 2.24.

2.25 Customers and Suppliers. Section 2.25 of the Company Disclosure Schedule sets forth a list of (i) the Company’s top twenty-five (25) customers (based on bookings) during the last full fiscal year and the interim period through the Most Recent Balance Sheet Date and the amount of bookings and revenue accounted for by such customer during each such period and (ii) each supplier that is the sole source of supply of any significant product or service to the Company or a Subsidiary of the Company and the amount paid to such supplier during the last full fiscal year and the interim period through the Most Recent Balance Sheet Date. As of the date of this Agreement, no such customer or supplier has indicated within the past year that it will stop, or materially decrease the rate of, buying products or services or supplying products or services, as applicable, to the Company or any of its Subsidiaries. No unfilled customer order or commitment obligating the Company or any of its Subsidiaries to deliver products or perform services will result in a loss to the Company or any of its Subsidiaries upon completion of performance.

2.26 Permits. Section 2.26 of the Company Disclosure Schedule sets forth a list of all material Permits that are issued to or held by (and are material to) the Company or any of its Subsidiaries. Such listed Permits are the only Permits that are required to be held by the

Company and its Subsidiaries to conduct their respective businesses as presently conducted or as proposed to be conducted, other than Permits, the absence of which, individually and in the aggregate, is not material to the business or financial position or results of operations of the Company and its Subsidiaries. Each such Permit is in full force and effect; the Company or the applicable Subsidiary of the Company is in compliance in all material respects with the terms of each such Permit; and, to the knowledge of the Company, no suspension or cancellation of such Permit is threatened.

2.27 Certain Business Relationships With Affiliates. No Affiliate of the Company or of any of its Subsidiaries (i) owns any property or right, tangible or intangible, which is used in the business of the Company or any of its Subsidiaries, (ii) to the Company’s knowledge, has any claim or cause of action against the Company or any of its Subsidiaries, or (iii) owes any money to, or is owed any money by, the Company or any of its Subsidiaries. Section 2.27 of the Company Disclosure Schedule describes any commercial transactions or relationships between the Company or a Subsidiary of the Company and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

2.28 Government Contracts. Neither the Company nor any of its Subsidiaries has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity; no such suspension or debarment has been threatened or initiated; and the consummation of the transactions contemplated by this Agreement will not result in any such suspension or debarment of the Company, any Subsidiary of the Company or Buyer (assuming that no such suspension or debarment will result solely from the identity of Buyer). Neither the Company nor any of its Subsidiaries has been or is now being audited or investigated by the United States Government Accounting Office, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency, the contracting or auditing function of any Governmental Entity with which it is contracting, the United States Department of Justice, the Inspector General of the United States Governmental Entity, or any prime contractor with a Governmental Entity; nor, to the knowledge of the Company, has any such audit or investigation been threatened. To the knowledge of the Company, there is no valid basis for (i) the suspension or debarment of the Company or any of its Subsidiaries from bidding on contracts or subcontracts with any Governmental Entity or (ii) any claim (including any claim for return of funds to the Government) pursuant to an audit or investigation by any of the entities named in the foregoing sentence. The Company has no agreements, contracts or commitments which require it to obtain or maintain a security clearance with any Governmental Entity.

2.29 Brokers’ Fees. Neither the Company nor any of its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.30 Books and Records. The minute books and other similar records of the Company and each Subsidiary of the Company contain materially complete and accurate records of all actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and each of its Subsidiaries accurately reflect in all material respects the assets, Liabilities, business, financial condition and results of operations of the Company and its Subsidiaries. Section 2.30 of the Company

Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and its Subsidiaries and the names of Persons having signature authority with respect thereto or access thereto.

2.31 Information. The Company has made available to Buyer all information requested by Buyer pursuant to written requests made in connection with the transactions contemplated by this Agreement. To the Company’s knowledge, the Company has disclosed to Buyer all material information relating to the business of the Company or any of its Subsidiaries or the transactions contemplated by this Agreement.

2.32 Accuracy of Schedules. The portion of the Company Disclosure setting forth the listing of agreements, documents and other matters as required pursuant to Article II is true, correct and complete list of such agreements, documents and other matters.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

AND MERGER SUB

Each of Buyer and Merger Sub represents and warrants to the Company that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

3.1 Organization and Corporate Power. Each of Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2 Authorization of Transaction. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer and Merger Sub of this Agreement and the Ancillary Agreements to which either of them is a party and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer and Merger Sub, respectively. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by Buyer and Merger Sub and constitute valid and binding obligations of Buyer and Merger Sub, enforceable against them in accordance with their respective terms, subject to (A) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (B) general principles of equity governing specific performance, injunctive relief and other equitable remedies.

3.3 Noncontravention. Subject to the filing of the Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by Buyer or Merger Sub of this Agreement or the Ancillary Agreements to which it is a party, nor the consummation by Buyer or Merger Sub of the transactions contemplated hereby or thereby, will

(i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of Buyer or Merger Sub, (ii) require on the part of the Buyer or Merger Sub any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or Merger Sub or any of their respective properties or assets.

3.4 Litigation. There is no Legal Proceeding which is pending or has been threatened in writing against Buyer, Merger Sub or any of their respective Subsidiaries which seeks to prevent Buyer or Merger Sub from consummating the transactions contemplated by this Agreement or the Ancillary Agreements or which would otherwise have a Buyer Material Adverse Effect.

3.5 Sufficient Funds. As of the date of this Agreement, Buyer has, and as of the Closing Date, will have, sufficient cash in immediately available funds to pay the amounts which are required to be paid by Buyer and Merger Sub pursuant to this Agreement, including the Merger Consideration and all of Buyer’s fees and expenses in order to consummate the transactions contemplated by this Agreement.

ARTICLE IV

COVENANTS

4.1 Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to cause the conditions to the obligations of the other Parties to consummate the Merger to be satisfied.

4.2 Governmental and Third-Party Notices and Consents.

(a) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement.

(b) The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in the Company Disclosure Schedule.

4.3 Stockholder Approval.

(a) The Company shall use its Reasonable Best Efforts to obtain, immediately following the execution and delivery of this Agreement, the Requisite Stockholder Approval and the stockholder approval set forth in Section 5.2(p), pursuant to a written stockholder consent, all in accordance with the applicable requirements of the Delaware General Corporation Law. In connection with soliciting the written stockholder consent, promptly following the execution and delivery of this Agreement, the Company shall provide to its stockholders the Disclosure Statement, which shall include (A) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Holders, the escrow arrangements and the authority of the Holder Agent, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms), (B) a statement that appraisal or dissenters’ rights are available for the Company Shares pursuant to Section 262 of the Delaware General Corporation Law and a correct and complete copy of such Section 262, and (C) a written notice pursuant to Section 228 and Section 262(d) of the Delaware General Corporation Law to all stockholders of the Company that did not execute such written consent informing such stockholders that this Agreement and the Merger were adopted and approved by the stockholders of the Company. Buyer agrees to reasonably cooperate with the Company in the preparation of the Disclosure Statement. The Company agrees not to distribute the Disclosure Statement until Buyer has had a reasonable opportunity to review and comment on the Disclosure Statement and the Disclosure Statement has been approved by Buyer (which approval may not be unreasonably withheld, conditioned or delayed). The Company, acting through its Board of Directors, shall include in the Disclosure Statement the unanimous recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.

(b) Concurrently with the distribution of the Disclosure Statement, the Company shall also submit to a stockholder vote the right, if any, of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) that could reasonably be characterized as “parachute payments” under Section 280G(b) of the Code, in a manner that satisfies the stockholder approval requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder (the “280G Disclosure Statement”). Consistent with the requirements of Section 280G(b)(5)(B) and the Treasury Regulations, such vote shall establish the “disqualified individual’s” right to the payment, benefit or other compensation and the Company shall provide adequate disclosure to all stockholders of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to a “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and the Treasury Regulations promulgated thereunder. The vote set forth in this Section 4.3(b) is referred to herein as the “280G Vote”. Prior to soliciting the 280G Vote and providing such required disclosure, the Company shall submit to Buyer (i) for its reasonable review and approval the 280G Disclosure Statement and (ii) for its reasonable review all other documentation related to the 280G Vote.

(c) The Company shall ensure that the Disclosure Statement and the 280G Disclosure Statement do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning Buyer or Merger Sub furnished by Buyer in writing for inclusion in the Disclosure Statement) and, in the case of the 280G Disclosure Statement, all information necessary under Section 280G of the Code and the regulations thereunder in order to validly obtain the 280G Vote.

(d) Buyer shall ensure that any information furnished by Buyer to the Company in writing for inclusion in the Disclosure Statement or the 280G Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

4.4 Operation of Business. Except as contemplated by this Agreement, as set forth on Schedule 4.4 or as otherwise previously consented to in writing by Buyer, during the period from the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall (and shall cause each of its Subsidiaries to) conduct its operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, except as contemplated by this Agreement, as set forth on Schedule 4.4 or as otherwise previously consented to in writing by Buyer, during the period from the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall not (and shall cause each of its Subsidiaries not to):

(a) issue or sell any stock or other securities of the Company or any of its Subsidiaries or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the conversion, vesting or exercise of Preferred Shares, Restricted Shares or Options outstanding on the date hereof), or amend any of the terms of (including the vesting of) any Options or restricted stock, or other equity compensation agreements, or repurchase or redeem any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) create, incur or assume any Indebtedness (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or entity; or make any loans, advances or capital contributions to, or investments in, any other Person or entity other than the advancement or reimbursement of business related expenses in the Ordinary Course of Business;

(d) enter into, adopt, amend, or terminate any Benefit Plan or Benefit Arrangement or any employment or severance agreement or arrangement of the type described in Section 2.22(f) (except for normal salary increases in the Ordinary Course of Business for employees who are not Affiliates); increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees (except for existing payment obligations listed in Section 2.22(a) of the Company Disclosure Schedule) or hire any new officers or (except in the Ordinary Course of Business) any new employees or grant any awards under any bonus, incentive, equity, performance, or other compensation plan or arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Arrangement;

(e) acquire, sell, lease, license or dispose of any assets or property (including any shares or other equity interests in or securities of any of the Company’s Subsidiaries or any corporation, partnership, association or other business organization or division thereof), other than purchases, sales, leases and licenses of assets in the Ordinary Course of Business;

(f) mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g) discharge or satisfy any Security Interest or pay any obligation or Liability other than in the Ordinary Course of Business;

(h) amend its charter, bylaws or other organizational documents;

(i) change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP, or make any new elections, or changes to any current elections, with respect to Taxes;

(j) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement of a nature required to be listed in Section 2.12, Section 2.13 or Section 2.15 of the Company Disclosure Schedule; provided, however that Buyer shall not unreasonably withhold or delay its consent solely if the Company is entering into such contract or agreement in the Ordinary Course of Business;

(k) make prior to the Effective Time, or commit to prior to or following the Effective Time, any capital expenditure in excess of ten thousand dollars ($10,000) per item or one hundred thousand dollars ($100,000) in the aggregate;

(l) institute or settle any Legal Proceeding;

(m) shorten or lengthen the customary payment cycles for any of its payables or receivables; or

(n) agree in writing or otherwise to take any of the foregoing actions.

4.5 Access to Information.

(a) The Company shall (and shall cause each of its Subsidiaries to) permit representatives of Buyer to have reasonable access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries) to all premises, properties, financial, tax and accounting records (including the work papers of the Company’s independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Company and each of its Subsidiaries. Notwithstanding anything to the contrary herein, any access to any premises subject to a Lease shall be subject to the Company’s reasonable security measures and the requirements of the applicable Lease and shall not include the right to perform any “invasive” testing, including any Phase II environmental assessment.

(b) On or before October 5, 2011 with respect to the financial statements for the month of September 2011 and within fifteen (15) days after the end of each calendar month ending prior to the Closing, beginning with October 31, 2011, the Company shall furnish to Buyer an unaudited income statement for such calendar month and a balance sheet as of the end of such calendar month, prepared on a basis consistent with the Financial Statements. Such financial statements shall fairly present in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis as of the dates thereof and for the periods covered thereby, subject to normal recurring year-end adjustments and the absence of footnotes.

4.6 Notice of Breaches.

(a) From the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall promptly deliver to Buyer supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the Company Disclosure Schedule inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement or the Company Disclosure Schedule.

(b) From the date of this Agreement until earlier of the Closing or a termination of this Agreement pursuant to Article VII, Buyer shall promptly deliver to the Company supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

4.7 Exclusivity.

(a) From and after the date hereof, until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII (the “Exclusive Period”), neither the Company nor any of its Subsidiaries shall, and neither the Company nor any of its subsidiaries shall, (i) authorize, direct or permit any of its or their respective directors, officers, affiliates, employees, attorneys, accountants, investment bankers or advisors (“Representatives”) or authorize, direct or cause any finders, brokers, representatives or other agents or intermediaries (“Other Intermediaries”), or any other Company Holder (other than Representatives and Other Intermediaries) (an “Other Company Stockholder”), to take any action to directly or indirectly solicit, initiate, seek, encourage, knowingly facilitate, approve, endorse, recommend or respond to any inquiry, proposal, or offer (whether formal or informal, written, oral or otherwise) from, or participate in any discussions or negotiations with, any third party regarding any (A) direct or indirect acquisition or sale of the Company or any of its Subsidiaries, (B) merger, consolidation, reorganization, recapitalization, liquidation, dissolution or other business combination or extraordinary corporate transaction involving the Company or any of its Subsidiaries, (C) acquisition or disposition of any portion of the stock or voting power of the Company or any of its Subsidiaries (whether by sale, assignment, issuance, proxy, pledge, encumbrance or otherwise), other than the issuance of shares of Company capital stock upon exercise or conversion of options, warrants or other equity-based securities issued prior to the date of this Agreement, or (D) acquisition or disposition of any material asset or material portion of the assets of the Company or any of its Subsidiaries (whether by sale, assignment, option, license, pledge, encumbrance, or otherwise, other than bona fide sales and nonexclusive licenses of products to customers in the Ordinary Course of Business) (any such transaction described in clauses (A), (B), (C) or (D) of this Section 4.7(a)(i) being a “Third Party Acquisition”); (ii) furnish any non public information concerning the business, properties or assets of the Company or any Subsidiary or division of the Company to any other Person that is or may be interested in a Third Party Acquisition (other than Buyer and its Representatives); or (iii) engage in discussions or negotiations with any Person (other than Buyer and its Representatives) concerning any Third Party Acquisition. The Company agrees that any such discussions or negotiations in progress as of the date of this Agreement shall be immediately terminated and that in no event shall the Company approve, accept or enter into an agreement concerning any Third Party Acquisition during the Exclusive Period. During the Exclusive Period, neither the Company nor any of its Subsidiaries shall, and neither the Company nor any of its Subsidiaries shall authorize, direct or permit any of its or their respective Representatives or authorize, direct or cause any Other Intermediaries or Other Company Stockholder to continue or participate in any negotiations or discussions with any Person for the purpose of effecting an acquisition of, joint venture with or strategic investment in any other Person or business. Notwithstanding the foregoing, before the Requisite Stockholder Approval has been obtained, the Company may furnish non-public information concerning the business, properties or assets of the Company or a Subsidiary or division of the Company to another Person and may engage in discussions or negotiations with such Person, if (x) the Company receives a proposal that constitutes or is reasonably expected by the Board of Directors of the Company to lead to a Superior Proposal, (y) the Company first executes with the proponent of such proposal a confidentiality agreement with terms no less favorable to the Company, and no less restrictive to such counterparty, than those contained in the Confidentiality Agreement between Buyer and the Company, dated March 29, 2011, and (z) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel that the fiduciary duties of the Board of Directors under applicable Law require the Company to do so.

(b) The Company shall immediately notify any Person with whom or with which discussions or negotiations of the nature described in Section 4.7(a) are pending as of the date hereof that the Company is terminating such discussions or negotiations. If the Company receives any inquiry, proposal or offer of the nature described in Section 4.7(a), the Company shall, within twelve (12) hours after such receipt, notify Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer. If the Company makes a determination under the final sentence of Section 4.7(a) above that it is permitted to furnish non-public information and/or engage in discussions or negotiations with another party, the Company shall (i) notify Buyer in writing of such determination and the basis therefor prior to engaging in any such discussions or negotiations (and thereafter keep Buyer informed, on a reasonably current basis, of the status of such discussions or negotiations and the terms being discussed or negotiated), and (ii) furnish a copy of such information to Buyer at the same time as such information is furnished to such other Person.

4.8 Expenses. Except as otherwise expressly set forth herein, each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

4.9 Indemnification.

(a) For purposes of this Section 4.9, “Company Indemnified Parties” shall mean the current officers and directors of the Company or any of its Subsidiaries and each other Person who is or was a director or officer of the Company or any of its Subsidiaries at or at any time prior to the Effective Time.

(b) During the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall, and shall cause its Subsidiaries to, and Buyer shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all material respects the obligations of the Company and its Subsidiaries pursuant to (i) each indemnification agreement that is set forth on Schedule 4.9 and (ii) all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions contained in the Amended and Restated Certification of Incorporation or Bylaws of the Company (as in effect on the date of this Agreement) and the comparable organizational documents of each Subsidiary of the Company (as in effect on the date of this Agreement).

(c) For the six (6) year period commencing immediately after the Effective Time, the Surviving Corporation shall not, and Buyer shall cause the Surviving Corporation not to terminate or amend the Company’s “tail” directors’ and officers’ liability insurance purchased by the Company prior to the date hereof and disclosed to the Buyer at least two (2) business days prior to the date hereof.

(d) For a period of six (6) years following the Effective Time, Buyer shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to exculpation and indemnification and advancement of expenses that are at least as favorable (taken as a whole) to the Company Indemnified Parties as those contained in the Amended and Restated Certification of Incorporation or Bylaws of the Company (as in effect on the date of this Agreement), which provisions will not be amended, repealed or otherwise modified in any matter that would materially and adversely affect the rights thereunder of Company Indemnified Parties.

(e) This Section 4.9 shall survive the consummation of the Merger and the Effective Time and shall be binding on the Surviving Corporation and its successors and assigns.

4.10 FIRPTA Tax Certificates. Within ten (10) days prior to the Closing, the Company shall deliver or cause to be delivered to Buyer a certification that the Company Shares are not United States real property interests as defined in Section 897(c) of the Code together with a notice to the Internal Revenue Service, in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code. If the Company has not provided the certification and notice described above to Buyer on or before the Closing Date, Buyer shall be permitted to reduce the aggregate Merger Consideration receivable by the holders of outstanding Company Shares (other than shares owned beneficially by Buyer or the Merger Sub) by an amount equal to any required withholding Tax under Section 1445 of the Code, with the amount per share of such reduction to be determined in accordance with the provisions of the Company’s Amended and Restated Certificate of Incorporation.

4.11 Employee Matters.

(a) Continued Employment – U.S Employees. Prior to the Closing Date, Buyer shall offer employment to the Company’s employees employed in the United States immediately prior to the Closing Date (the “Continuing U.S. Employees”), subject in each case to Buyer’s standard hiring and retention policies.

(b) Continued Employment – Foreign Employees. As of immediately following the Closing Date, except as otherwise expressly contemplated by this Agreement or the Ancillary Agreements, each of the employees employed immediately prior to the Closing Date by a Company Subsidiary located outside of the United States (the “Continuing Foreign Employees” and together with the Continuing U.S. Employees, the “Continuing Employees”) shall remain an employee of the Surviving Corporation’s Subsidiary (as applicable).

(c) Post Closing Employee Treatment. As of the Closing Date, Buyer shall cause all Continuing Employees to be provided with comparable types and levels of employee benefits (taken as a whole and excluding any defined benefit pension plan and equity award benefits) (“Buyer Plans”), as applicable, as those provided to similarly-situated employees of the Surviving Corporation (for U.S. Continuing Employee) and to similarly-situated employees of the Surviving Corporation’s Subsidiary (for Continuing Foreign Employees). For purposes of eligibility to participate, vesting, and entitlement to benefits where length of service is relevant under any Buyer Plan, but not for purposes of benefit accrual under a defined benefit pension plan, in Buyer Plans, Buyer shall credit each Continuing U.S. Employee for prior service with the Company and its Subsidiaries based on such Continuing U.S. Employee’s date of hire with the Company. If benefits are provided under Buyer Plans, Buyer shall use its Reasonable Best Efforts to cause any eligibility waiting periods and evidence of insurability requirements under any Buyer Plan that is a group health plan to be waived with respect to U.S. Continuing Employees and their eligible dependents in accordance with applicable laws.

(d) Vacation. At the Closing, (i) the Company shall pay out all accrued vacation entitlement up to and through the Closing Date that exceeds the amount of vacation entitlement under Buyer’s existing vacation policy to each Continuing U.S. Employee who accepts an offer of employment with Buyer prior to the Closing Date and (ii) (A) Buyer agrees that each Continuing U.S. Employee who accepts an offer of employment with Buyer or any of its Subsidiaries prior to the Closing Date shall “carry over” and be entitled to all accrued vacation days that such Continuing U.S. Employee was entitled to as of the Closing Date that does not exceed the amount of vacation entitlement under Buyer’s existing vacation policy and (B) each Continuing U.S. Employee who accepts offers employment with Buyer prior to the Closing Date shall execute and deliver a written consent consenting to the matters set forth in Section 4.11(d)(ii)(A).

(e) Notices. Concurrently with the distribution of the Disclosure Schedule, the Company shall deliver a written notice to each holder of Options notifying such holder of the transactions contemplated by this Agreement to the extent required by, and in accordance with, the applicable plan or agreement governing such Options and applicable Law.

(f) Limitation. Nothing in this Section 4.11 shall confer upon any Continuing Employee any right to employment or to any right to compensation or benefits or any other right of any kind or nature whatsoever.

4.12 Immigration Matters. Effective on and after the Closing Date, (i) Buyer shall serve (or cause the Company or its Subsidiaries to continue to serve) as the sponsoring and petitioning employer for all petitions, applications, and other filings with Department of Homeland Security- U.S. Citizenship and Immigration Services (“USCIS”), Customs and Border Protection (“CBP”), the U.S. Department of Labor (“DOL”), or the U.S. Department of State (“DOS”) (including any U.S. embassy or consular post), herein collectively referred to as the “Immigration Documents” for each of the employees listed on Schedule 4.12 (the “Sponsored Employees”); (ii) regarding employment based non-immigrant visa benefits (i.e. H-1b or L-1B) on behalf of or with respect to the Sponsored Employees who continue to be employed by a Subsidiary of the Company or are employed by Buyer following the Closing, Buyer shall assume (or cause the Company to continue to be responsible for) all immigration-related obligations and liabilities that have arisen or will arise on or after the Closing Date for such Sponsored Employees in connection with their Immigration Documents; and (iii) regarding immigrant visa benefits (i.e. labor certification applications, immigrant visa petitions, and permanent residency) on behalf of or with respect to the Sponsored Employees who continue to be employed by Buyer, Buyer shall assume all the assets of the Company and the essential rights and obligations of the Company that have arisen or will arise on or after the Closing Date for such Sponsored Employees in connection with their Immigration Documents. Upon the Closing, the Company and Buyer intend for Buyer to be deemed the Company’s “successor-in-interest” for the purpose of U.S. immigration Law. Notwithstanding the foregoing, following the Closing, Buyer’s and the Company’s obligations pursuant to this Section 4.12 shall terminate with respect to any Sponsored Employee on the date of such Sponsored Employee’s termination of employment with Buyer or any of its Subsidiaries (as applicable), unless otherwise agreed to by the Sponsored Employee or as otherwise required pursuant to U.S. immigration Laws.

ARTICLE V

CONDITIONS TO CONSUMMATION OF MERGER

5.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions:

(a) this Agreement and the Merger shall have received the Requisite Stockholder Approval;

(b) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any applicable Law which is in effect and which has the effect of making the consummation of the Merger illegal; and

(c) no order or injunction by any court of competent jurisdiction which has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger shall be in effect.

5.2 Conditions to Obligations of Buyer and Merger Sub. The obligation of each of Buyer and Merger Sub to consummate the Merger is subject to the satisfaction (or waiver by Buyer) of the following additional conditions:

(a) the number of Dissenting Shares shall not exceed four percent (4%) of the number of outstanding Common Shares as of the Effective Time (calculated after giving effect to the Preferred Share Conversion of all the issued and outstanding Preferred Shares into Common Shares);

(b) the Company and its Subsidiaries shall have obtained at their own expense (and shall have provided copies thereof to Buyer) all of the waivers, releases, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Schedule 5.2(b), all of which shall be in full force and effect;

(c) the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties expressly made as of another date, which shall be true and correct as of such other date), except to the extent that any such inaccuracies, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement (it being agreed that any materiality limitations in particular representations and warranties shall be disregarded in determining whether any such inaccuracies would have a Company Material Adverse Effect for purposes of this Section 5.2(c));

(d) the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(e) [intentionally omitted];

(f) no material Legal Proceeding shall be pending and no material Legal Proceeding that was not filed, instituted or otherwise in effect on the date hereof shall have been filed or otherwise instituted, or threatened in writing, against the Company or any of its Subsidiaries;

(g) the Company shall have delivered to Buyer and Merger Sub the Company Compliance Certificate;

(h) Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company and its Subsidiaries (other than any such resignations which Buyer designates, by written notice to the Company, as unnecessary);

(i) Buyer shall have received from counsel to the Company an opinion in substantially the form attached hereto as Exhibit D, addressed to Buyer and dated as of the Closing Date;

(j) each of the Persons listed on Schedule 5.2(j) shall have executed and delivered to Buyer a Non-Competition Agreement, and each such Non-Competition Agreement shall be in full force and effect;

(k) each of the Persons listed on Schedule 5.2(k) shall have executed and delivered to Buyer a Retention Agreement, and each such Retention Agreement shall be in full force and effect;

(l)(i) all of the employees of the Company set forth on Schedule 5.2(l)(i) shall have accepted employment with Buyer and shall have executed and delivered Buyer’s standard forms of offer letter, Code of Business Conduct and Ethics, Insider Trading Policy and Confidentiality and Invention Assignment Agreement, (ii) eighty percent (80%) of the employees of the Company set forth on Schedule 5.2(l)(ii) shall have accepted employment with Buyer and shall have executed and delivered Buyer’s standard forms of offer letter, Code of Business Conduct and Ethics, Insider Trading Policy and Confidentiality and Invention Assignment Agreement, (iii) eighty percent (80%) of the employees of the Company set forth on Schedule 5.2(l)(iii) shall continue to be employed by the Company or its Subsidiaries (as applicable) at the Closing and shall not have given any notice or other indication that they are not willing or do not intend to be employed by Buyer, the Surviving Corporation or a Subsidiary of Buyer or the Surviving Corporation (as Buyer shall designate), following the Effective Time or that they are not willing or do not intend to execute and deliver to Buyer and be bound by Buyer’s Code of Business Conduct and Insider Trading Policy and (iv) all of the employees of the Company set forth on Schedule 5.2(l)(iv) shall have executed and delivered a waiver of the right to the receive Options as set forth in the respective employee’s offer letter or similar document;

(m) the agreements set forth on Schedule 5.2(m) shall have been terminated and shall be of no further force or effect;

(n) the 280G Vote shall have occurred;

(o) Index Ventures, Nexus India Capital, L.P., and each of their respective Affiliates shall have executed and delivered the Indemnity Letter Agreement;

(p) the Agreement shall have been adopted, and the Merger shall have been approved, by (i) each of the individuals set forth on Schedule 5.2(p) (the “Specified Stockholders”) and (ii) a majority of the votes represented by the outstanding Company Shares and Preferred Shares entitled to vote on this Agreement and the Merger, voting together as a single class, held by Company stockholders other than the Specified Stockholders;

(q) evidence that the Company has terminated the Company’s sponsorship of and/or participation in, if and to the extent requested by Buyer, by notice delivered by the Company within three (3) business days prior to the Closing, any 401(k) plan, effective on the Closing Date on terms reasonably satisfactory to Buyer, shall have been delivered to Buyer;

(r) the Company shall have taken all actions required in order to accelerate the vesting of all Unvested Options held by the individuals set forth on Schedule 5.2(r);

(s) the matters set forth on Schedule 5.2(s) shall have been completed to the reasonable satisfaction of Buyer at least three (3) days prior to the Closing Date;

(t) each issued and outstanding Preferred Share shall have been converted into one (1) Common Share in accordance with the Company’s Amended and Restated Certificate of Incorporation and the Delaware General Corporation Law; and

(u) Buyer shall have received (i) a certificate executed by the Secretary of the Company certifying (x) attached copies of the Certificate of Incorporation and Bylaws of the Company and all amendments thereto in effect as of immediately prior to the Closing, and (y) attached copies of all resolutions or actions by written consent of the Board of Directors of the Company, any committee of the Board of Directors of the Company or the stockholders of the Company authorizing and approving this Agreement, the Merger and the transactions contemplated hereby and (ii) certificates of good standing of the Company and its Subsidiaries in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified.

5.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

(a) the representations and warranties of Buyer and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties expressly made as of another date, which shall be true and correct as of such other date), except to the extent that any such inaccuracies, individually or in the aggregate, would not have a Buyer Material Adverse Effect (it being agreed that any materiality limitations in particular representations and warranties shall be disregarded in determining whether any such inaccuracies would have a Buyer Material Adverse Effect for purposes of this Section 5.3(a));

(b) each of Buyer and Merger Sub shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) no Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(d) Buyer shall have delivered to the Company the Buyer Compliance Certificate; and

(e) the Company shall have received a certificate executed by the Secretary of Buyer certifying (i) attached copies of the Certificate of Incorporation and Bylaws of Buyer and all amendments thereto in effect as of immediately prior to the Closing, and (ii) attached copies of all resolutions or actions by written consent of the Board of Directors of Buyer and any committee of the Board of Directors of Buyer authorizing and approving this Agreement, the Merger and the transactions contemplated hereby.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.1 Survival of Representations and Warranties.

(a) All representations and warranties of the Company shall (i) survive the Closing and (ii) except as otherwise provided in this Section 6.1, shall expire at 11:59 p.m. Pacific Time on the date that is eighteen (18) months following the Closing Date, except that (A) the representations and warranties set forth in Section 2.1 (Organization, Qualification and Corporate Power), Section 2.2 (Capitalization), Section 2.3 (Authorization of Transaction), Section 3.1 (Organization and Corporate Power) and Section 3.2 (Authorization of Transaction) shall survive the Closing without limitation and (B) the representations and warranties set forth Section 2.21(d) (Employees) shall survive until thirty (30) days following expiration of all statutes of limitation applicable to the matters referred to therein.

(b) If an Indemnified Party delivers to the Holder Agent, before expiration of a representation or warranty, a Claim Notice, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice. If the Legal Proceeding or claim with respect to which a Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Holder Agent; and if the Indemnified Party has delivered a copy of the Claim Notice to the Escrow Agent and funds have been retained in the Escrow Fund after the Termination Date (as defined in the Escrow Agreement) with respect to such Claim Notice, the Holder Agent and the Indemnified Party shall promptly deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to disburse such retained funds to the Indemnifying Securityholders in accordance with the terms of the Escrow Agreement.

6.2 Indemnification by the Indemnifying Securityholders. The Indemnifying Securityholders shall, severally and not jointly (in proportion with their respective Pro Rata Portion), indemnify Buyer in respect of, and hold it harmless against, any and all Damages paid, incurred, sustained, or accrued by any Indemnified Party resulting from, relating to or constituting:

(a) any breach of, inaccuracy in, any representation or warranty of the Company contained in this Agreement, either when made as of the date of this Agreement or immediately prior to the Effective Time as though made immediately prior to the Effective Time (except for representations and warranties expressly made as of a specified date), or in any certificate or instrument delivered by the Company to Buyer pursuant to this Agreement;

(b) any breach or nonperformance of or noncompliance with any covenant, agreement or other obligation of the Company contained in or arising out of this Agreement;

(c) any failure of any Company Stockholder to have good, valid and marketable title to the issued and outstanding Company Shares issued in the name of such Company Stockholder, free and clear of all Security Interests;

(d) payments to holders of Dissenting Shares to the extent such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.5 upon the exchange of such Dissenting Shares, plus the amount of expenses paid, incurred, sustained, accrued by Buyer in connection with any litigation, arbitration, mediation or settlement of such holders’ claims;

(e) any claims in connection with any of the matters set forth on Schedule 5.2(s); or

(f) any claim by a Company Holder or former stockholder of the Company, or any other Person, seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of stock of the Company or any of its Subsidiaries; (ii) any rights of a Company Holder or stockholder (other than the right to receive the Merger Consideration pursuant to the Merger Consideration Allocation Spreadsheet or under Section 262 of the Delaware General Corporation Law), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Amended and Restated Certificate of Incorporation or Bylaws of the Company; or (iv) any claim that his, her or its shares or other equity interests were wrongfully repurchased by the Company or any Subsidiary.

Buyer and the Company acknowledge and agree that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved prior to the Effective Time would have led to a reduction in the aggregate consideration to be paid to the Company Holders. The rights to indemnification and compensation set forth in this Article VI shall not be affected by (i) any investigation conducted by or on behalf of any Indemnified Party or any knowledge acquired (or capable of being acquired) by any Indemnified Party, whether before or after the date of this Agreement with respect to the breach of, inaccuracy in, or noncompliance with any representation, warranty, certification, covenant, agreement or other obligation within the scope of clauses (a) through (f) of this Section 6.2, or (ii) any waiver by Buyer or Merger Sub of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements, covenants and other obligations, unless such waiver is in a writing executed by Buyer and expressly waives the specific breach of, inaccuracy in, nonperformance or noncompliance with such representation, warranty, certification, covenant, agreement or other obligation.

6.3 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Holder Agent of the commencement of any Third Party Action. Such notification shall be given within thirty (30) days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Holder Agent shall relieve the Indemnifying Securityholders of any liability or obligation hereunder except to the extent of any Damage or Liability caused by or arising out of such failure. Within thirty (30) days after delivery of such notification, the Holder Agent may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that the Holder Agent may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any Damages, fines, costs or other Liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VI, (B) the Third Party Action is asserted by a Person other than a Governmental Entity and does not seek punitive, exemplary or similar damages, treble damages or other damages in excess of actual damages, and does not seek a declaratory judgment, injunctive relief or specific performance, (C) the Person asserting a Third Party Action is not a customer or strategic partner of any Indemnified Party, (D) the total amount of Damages that may be awarded with respect to such claims does not exceed the amount then remaining in the Escrow Fund after deducting therefrom the amount of all outstanding unpaid and/or unresolved claims for indemnification and (E) the Third Party Action does not involve Taxes, infringement, violation or misappropriation of Intellectual Property, criminal Liability or the matters described in Section 6.2(d) or Section 6.2(e). If the Holder Agent does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised on a reasonably current basis of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action for which an Indemnified Party is entitled to indemnification pursuant to this Article VI shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 6.3(a) or (ii) the Indemnifying Securityholders assume control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Securityholders and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. Neither the Holder Agent or the Indemnifying Securityholders shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall be entitled to agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action in its sole discretion; provided, however, that the Holder Agent shall be entitled to dispute (x) that such Third Party Action constituted a claim for which the Indemnified Party is entitled to indemnification under this Article VI and/or (y) the amount of indemnifiable Damages subject to such Third Party Action.

(b) In order to seek indemnification under this Article VI, an Indemnified Party shall deliver a Claim Notice to the Holder Agent. If the Indemnified Party is Buyer, the Holder Agent shall deliver a copy of the Claim Notice to the Escrow Agent.

(c) Within thirty (30) days after delivery of a Claim Notice, the Holder Agent shall deliver to the Indemnified Party a Response, in which the Holder Agent shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case, subject to Section 6.4(c), , the Holder Agent and the Indemnified Party shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by the Holder Agent and the Indemnified Party instructing the Escrow Agent to disburse the Claimed Amount to Buyer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case, subject to Section 6.4(c), , the Holder Agent and the Indemnified Party shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by the Holder Agent and the Indemnified Party instructing the Escrow Agent to disburse the Agreed Amount to Buyer) or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(d) During the thirty (30)-day period following the delivery of a Response that reflects a Dispute, the Holder Agent and the Indemnified Party shall use good faith efforts to resolve the Dispute.

6.4 Limitations.

(a) Except as otherwise set forth herein, (i) the aggregate Liability of the Indemnifying Securityholders for Damages under this Article VI shall not exceed the Escrow Fund and (ii) no Indemnified Party shall be entitled to indemnification pursuant to this Article VI unless and until all Damages hereunder exceed One Hundred Thousand Dollars ($100,000) (the “Threshold Amount”) whereupon the Indemnified Parties shall be entitled to be indemnified only for such Damages in excess of the Threshold Amount; provided (A) that the limitations set forth in this Section 6.4 shall not apply to any claim pursuant to Section 6.2(a) relating to a breach of, inaccuracy in the representations and warranties set forth in Section 2.1 (Organization, Qualification and Corporate Power), Section 2.2 (Capitalization), Section 2.3 (Authorization of Transaction), Section 2.21(d) (Employees), Section 2.29 (Broker’s Fees) claims pursuant to Section 6.2(c), Section 6.2(d), Section 6.2(e), Section 6.2(f) and claims for intentional misrepresentation, willful misconduct or fraud (collectively, the “Excepted Matters”).

(b) Solely for purposes of determining the amount of Damages pursuant to this Article VI (but not for purposes of determining whether a breach or inaccuracy has occurred), all representations and warranties of the Company set forth in Article II shall be construed as if the terms “material” or “in all material respects” and any reference to “Company Material Adverse Effect” (and variations thereof) were omitted.

(c) Any payments required to be made to an Indemnified Party pursuant to claims for indemnification hereunder with respect to Excepted Matters shall be made first by resort to the Escrow Fund, and second, if the balance of the Escrow Fund is insufficient to satisfy the entire amount of payments to be made to an Indemnified Party in respect of such Excepted Matters, by seeking recourse to each Indemnifying Securityholder, severally and not jointly in accordance with each such Indemnifying Securityholder’s Pro Rata Portion.

(d) All Damages recovered by the Indemnified Parties from the Escrow Fund shall be allocated among the Indemnifying Securityholders in accordance with their Pro Rata Portion. Notwithstanding anything to the contrary herein, except for claims for intentional misrepresentation, willful misconduct or fraud, no Indemnifying Securityholder shall be liable for more than the aggregate amount of Merger Consideration to be paid to such Indemnifying Securityholder (assuming the full amount of Merger Consideration (including all amounts held in the Escrow Fund) is actually paid to such Indemnifying Securityholder) pursuant to this Agreement.

(e) Notwithstanding anything to the contrary herein, the aggregate Liability of Buyer for Damages hereunder shall not exceed the Merger Consideration.

(f) Except with respect to claims for intentional misrepresentation, willful misconduct or fraud, after the Closing, the rights of the Indemnified Parties under this Article VI and the Escrow Agreement shall be the exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any breach of, inaccuracy in, nonperformance or noncompliance with such representation, warranty, certification, covenant, agreement or other obligation contained in this Agreement; provided, however nothing herein shall be construed to limit the remedies available to, or the amount of Damages recoverable by, Buyer for breach of any of the Ancillary Agreements by any of the parties thereto other than the Company.

(g) The amount of any Damages payable by the Indemnifying Securityholders pursuant to this Article VI shall be reduced by the amount of any insurance proceeds actually received by the Indemnified Party with respect to the Damages (net of any insurance premium increases or other costs incurred by the Indemnified Party in respect of such insurance proceeds); provided that nothing set forth in this Section 6.4(g) shall require the Indemnified Party to make an insurance claim with respect to such Damages.

(h) No Indemnifying Securityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(i) No Indemnified Party shall be entitled to be indemnified for special, punitive or exemplary Damages (collectively, “Special Damages”) unless such Indemnified Party is required to pay Special Damages to a third party in which case such Special Damages shall constitute Damages for which such Indemnified Party is entitled to indemnification pursuant to this Article VI. No party hereto shall be obligated to indemnify any other Person with respect to (i) any representation, warranty, covenant, agreement or condition specifically waived in writing by the other party at the Closing or (ii) any Damages if such Damages were included in the calculation of the Merger Consideration pursuant to Section 1.5 or in the calculation of the Estimated Adjusted Working Capital or the Final Adjusted Working Capital pursuant to Section 1.6 (in each case, to the extent so included).

6.5 Liability and Authority of Holder Agent; Successors and Assignees.

(a) Limitation on Liability. The Holder Agent shall incur no Liability to the Company Holders with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other documents believed by it to be genuinely and duly authorized, nor for other action or inaction except its own bad faith, willful misconduct or gross negligence and the Company Holders shall severally and not jointly (in proportion with their respective Pro Rata Portion), indemnify the Holder Agent from any liabilities or obligations arising out of its serving as the Holder Agent hereunder, except to the extent arising out of the gross negligence, bad faith or willful misconduct on the part of the Holder Agent, including the reasonable fees and expenses of legal counsel. The Holder Agent may, in all questions arising under the Escrow Agreement, rely on the advice of counsel and the Holder Agent shall not be liable to the Company Holders for anything done, omitted or suffered in good faith by the Holder Agent based on such advice.

(b) Successor Holder Agent. In the event of the death or permanent disability of any Holder Agent, or his or her resignation as a Holder Agent, a successor Holder Agent shall be elected by a majority vote of the Company Holders, with each such Company Holder (or his, her or its successors or assigns) to be given a vote equal to the number of votes represented by the Company Shares held by such Company Holder immediately prior to the Effective Time. Each successor Holder Agent shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Holder Agent, and the term “Holder Agent” as used herein shall be deemed to include successor Holder Agent.

(c) Power and Authority. The Holder Agent shall have full power and authority to represent the Company Holders, and their successors, with respect to all matters arising under this Agreement and the Escrow Agreement and all actions taken by any Holder Agent hereunder shall be binding upon the Company Holders, and their successors, as if expressly confirmed and ratified in writing by each of them. All such actions shall be deemed to be facts ascertainable outside this Agreement and shall be binding on all Company Holders and holders of Unvested Options as a matter of contract Law. Without limiting the generality of the foregoing, the Holder Agent shall have full power and authority to interpret all of the terms and provisions of this Agreement, to compromise any claims asserted hereunder and to authorize payments to be made with respect thereto, on behalf of the Company Holders and holders of Unvested Options and their successors.

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing (whether before or after Requisite Stockholder Approval), as provided below upon the occurrence of any of the events set forth in clauses (a) through (i):

(a) The Parties may terminate this Agreement by mutual written consent.

(b) Buyer may terminate this Agreement by giving written notice to the Company (so long as Buyer is not then in material breach of any provision of this Agreement) in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (c) or (d) of Section 5.2 not to be satisfied and (ii) is not cured within thirty (30) days following delivery by Buyer to the Company of written notice of such breach.

(c) The Company may terminate this Agreement by giving written notice to Buyer (so long as the Company is not then in material breach of any provision of this Agreement) in the event Buyer or Merger Sub is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (a) or (b) of Section 5.3 not to be satisfied and (ii) is not cured within thirty (30) days following delivery by the Company to Buyer of written notice of such breach.

(d) Buyer may terminate this Agreement by giving written notice to the Company at any time after the stockholders of the Company have voted on whether to adopt this Agreement and to approve the Merger and other transactions contemplated hereby in the event this Agreement and the Merger failed to receive the Requisite Stockholder Approval.

(e) Buyer may terminate this Agreement by giving written notice to the Company if stockholder written consents sufficient to constitute the Requisite Stockholder Approval have not been executed and delivered to Buyer and have not been filed with the secretary of the Company within twenty-four (24) hours after the execution and delivery of this Agreement.

(f) Buyer may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before November 15, 2011, by reason of the failure of any condition precedent under Section 5.1 or 5.2 (unless the failure results primarily from a breach by Buyer or Merger Sub of any representation, warranty or covenant contained in this Agreement).

(g) The Company may terminate this Agreement by giving written notice to Buyer if the Closing shall not have occurred on or before November 15, 2011, by reason of the failure of any condition precedent under Section 5.1 or 5.3 (unless the failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement).

(h) Buyer may terminate this Agreement by giving written notice to the Company if (i) a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any applicable Law which is in effect and which has the effect of making the consummation of the Merger illegal or (ii) a final, non-appealable order or injunction by any court of competent jurisdiction which has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger shall be in effect.

(i) The Company may terminate this Agreement by giving written notice to Buyer if (i) a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any applicable Law which is in effect and which has the effect of making the consummation of the Merger illegal or (ii) a final, non-appealable order or injunction by any court of competent jurisdiction which has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger shall be in effect.

7.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties (except for the obligations set forth in Section 7.1, Section 7.2, Article VIII and Article IX) hereunder shall terminate, and except as otherwise provided herein, neither party shall have any further liability or obligation to any other party.

ARTICLE VIII

DEFINITIONS

8.1 Certain Definitions. For purposes of this Agreement, each of the following terms has the meaning set forth below.

“280G Disclosure Statement” has the meaning set forth in Section 4.3(b).

“280G Vote” has the meaning set forth in Section 4.3(b).

“2005 Plan” means the Company’s 2005 Stock Plan.

“Accountant” means Grant Thornton LLP.

“Adjusted Working Capital” means (i) all current assets (including cash) as of the close of business on the Closing Date, minus (ii) all current Liabilities as of the close of business on the Closing Date (which shall be calculated excluding (x) Company Holder Transaction Costs and (y) all Indebtedness, in each case to the extent paid prior to or concurrently with the Closing), minus (iii) long-term deferred revenue. Adjusted Working Capital shall be calculated (A) without giving effect, and without regard, to the transactions contemplated by this Agreement, and shall not include any Liability attributable to the employer portion of Taxes payable in connection with the payment of the Vested Option Consideration (B) in accordance with GAAP on a consistent basis with the Audited Financial Statements (except to the extent that the specific provisions contained herein for calculating Adjusted Working Capital deviate from the procedures and methodologies of GAAP).

“Adjusted Working Capital Certificate” has the meaning set forth in Section 1.6(a).

“Affiliate” means any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

“Agreed Amount” means part, but not all, of the Claimed Amount.

“Ancillary Agreements” means the Stockholder Agreements, the Retention Agreements, the Noncompetition Agreements and the Escrow Agreement.

“Anti-Corruption Laws” has the meaning set forth in Section 2.24(b).

“AWC Objection Deadline Date” has the meaning set forth in Section 1.6(c).

“AWC Objection Statement” has the meaning set forth in Section 1.6(c).

“AWC Unresolved Objections” has the meaning set forth in Section 1.6(c)(ii).

“Benefit Arrangement” means any benefit arrangement, obligation, custom or practice, whether or not legally enforceable, to provide benefits, other than salary or under a Benefit Plan, as compensation for services rendered, including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, incentive programs or arrangements, sick leave, vacation pay, plant closing benefits, patent award programs, salary continuation for disability, consulting, or other compensation arrangements, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, employee discount programs, meals, travel, or vehicle allowances, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Benefit Plan” has the meaning given in ERISA Section 3(3), together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by that or another section, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one Person.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Common Stock” means the common stock, $0.001 par value per share, of Buyer.

“Buyer Compliance Certificate” means a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to Legal Proceedings involving Buyer or Merger Sub) of Section 5.3 is satisfied in all respects.

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder.

“Buyer Plans” has the meaning set forth in Section 4.11(c).

“CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” means the certificate of merger or other appropriate documents prepared and executed in accordance with Section 251(c) of the Delaware General Corporation Law.

“Claim Notice” means written notification which contains (i) a description of the Damages paid, incurred, sustained, accrued or reasonably expected to be paid, incurred, sustained, accrued by Buyer and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that Buyer is entitled to indemnification under Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” means the amount of any Damages (i) paid, incurred, sustained or accrued by the Indemnified Party or (ii) reasonably expected to be paid, incurred, sustained or accrued by the Indemnified Party, in each case for which an Indemnified Party may be entitled to indemnification pursuant to Article VI.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date AWC Deficiency” has the meaning set forth in Section 1.6(c).

“Closing Date AWC Excess” has the meaning set forth in Section 1.6(c).

“COBRA” means Part 6 of Title I of ERISA, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means the shares of common stock, $0.001 par value per share, of the Company; provided, however that Common Shares shall not include any Restricted Shares for purposes of Article I.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Benefit Arrangement” means any Benefit Arrangement sponsored or maintained by the Company or any of its Subsidiaries, or with respect to which or which the Company or any of its Subsidiaries has or may have any current or future Liability, in each case with respect to any present or former directors, managers, employees, officers, agents or service providers of the Company or any of its Subsidiaries.

“Company Benefit Plan” means any Benefit Plan for which the Company or any of its Subsidiaries is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan the Company or any of its Subsidiaries maintains or has previously maintained or to which it is obligated to make payments or has or may have any current or future Liability, in each case with respect to any present or former employees of the Company or any of its Subsidiaries.

“Company Certificate” has the meaning ascribed to it in Section 1.14(a).

“Company Compliance Certificate” means a certificate to the effect that each of the conditions specified in clause (a) of Section 5.1 and clauses (a) through (g) (insofar as clauses (e) and (f) relate to Legal Proceedings involving the Company or a Subsidiary) of Section 5.2 is satisfied in all respects.

“Company Disclosure Schedule” means the disclosure schedule provided by the Company to Buyer on the date hereof.

“Company Holder Transaction Costs” means (i) the fees and expenses of the Company’s investment banking, financial, legal, accounting and other advisers paid or incurred in connection with this Agreement, the negotiations related thereto and the transactions contemplated thereby, including all fees and costs of Deloitte & Touche LLP and Accretive Solutions LLP, (ii) all duties, Taxes, cessations, charges and any other Liabilities, in each case under the STPI, FTP or other similar India Law incurred or payable in connection with the transactions contemplated by this Agreement or the matters set forth on Schedule 5.2(s), in each case to the extent known prior to the Closing Date and not accrued for on the Estimated Closing Balance Sheet, (iii) fifty percent (50%) of any escrow agent fees and payment agent fees, (iv) fifty percent (50%) of the employer portion of all Taxes payable in connection with the payment of the Vested Option Consideration (“Option Taxes”) if such Option Taxes are less than or equal to $50,000 and one hundred percent (100%) of such Option Taxes in excess of $50,000, (v) any bonuses or similar payments that are triggered upon the consummation of the transactions contemplated by this Agreement to the extent not accrued for on the Estimated Closing Balance Sheet and (vi) any premiums and other costs for the purchase “tail” directors’ and officers’ liability insurance purchased by the Company.

“Company Holders” means the holders of Common Shares and/or Vested Options, in each case outstanding immediately prior to the Effective Time.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means all Intellectual Property that is licensed to the Company or a Subsidiary by any third party.

“Company Material Adverse Effect” means any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, Liabilities, capitalization, operations, condition (financial or other), or results of operations of the Company and its Subsidiaries, taking the Company together with its Subsidiaries as a whole; provided that none of the following shall constitute or be considered in determining whether a Company Material Adverse Effect shall have occurred: (i) changes caused by the pendency or public announcement (or resulting from the consummation) of this Agreement or any of the transactions contemplated hereby, including the response or reaction of customers, vendors, suppliers, licensors, strategic partners, investors or employees of the Company and its Subsidiaries to this Agreement and the transactions contemplated hereby; (ii) changes generally affecting any of the economies in which the Company and its Subsidiaries conduct business (except to the extent that such changes have a materially disproportionate effect on the Company and its Subsidiaries), (iii) changes affecting the industries generally in which the Company or any of its Subsidiaries conducts business (except to the extent that such changes have a materially disproportionate effect on the Company and its Subsidiaries); (iv) changes in legal or regulatory conditions, including changes or proposed changes in Laws applicable to the Company or any of its Subsidiaries or any of their respective properties, assets or liabilities, or in applicable accounting or tax regulations or principles or interpretations thereof, including GAAP;

(v) national, international or any regional political or social conditions, including the results of any primary or general elections, any acts of terrorism or war, any outbreak or escalation of hostilities, whether or not pursuant to the declaration of an emergency or war, any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national or international calamity, in each case whether or not involving the United States; or (vi) any failure to meet, in and of itself, any projections, forecasts, budgets or revenue or earnings predictions for any period. For the avoidance of doubt, the parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or a Subsidiary, in whole or in part.

“Company Registrations” has the meaning set forth in Section 2.13(a).

“Company Shares” means the Common Shares (including the Common Shares issued upon the Preferred Share Conversion) and the Preferred Shares, together.

“Company Source Code” has the meaning set forth in Section 2.13(j).

“Company Stock Plan” means the Company’s 2005 Stock Plan, as amended to date, and all other stock option plans or stock or equity-related plans of the Company.

“Company Stockholders” means the stockholders of record of the Company immediately prior to the Effective Time.

“Conversion Ratio” has the meaning set forth in Section 1.5(d).

“Continuing Employee” has the meaning set forth in Section 4.11(b).

“Continuing Foreign Employee” has the meaning set forth in Section 4.11(b).

“Continuing U.S. Employee” has the meaning set forth in Section 4.11(a).

“Controlling Party” means the party to this Agreement (i.e. the Buyer or the Holder Agent) controlling the defense of any Third Party Action in accordance with Article VI.

“Customer Offerings” means (a) the products (including Software and Documentation) that the Company or any of its Subsidiaries (i) currently markets, distributes, makes available, sells or licenses to third parties, or (ii) has marketed, distributed, made available, sold or licensed to third parties within the previous five (5) years, or (iii) GlusterFS 3.3 and GlusterFS 3.4 as described in the most recent product roadmap the Company has made available to Buyer, and (b) the services that the Company or any of its Subsidiaries (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties within the previous five (5) years. A true and complete list of all Customer Offerings is set forth in Section 2.13 of the Company Disclosure Schedule.

“Damages” means any and all debts, obligations and other Liabilities, judgments, defaults, monetary damages, fines, fees, penalties, interest obligations, Taxes, charges, assessments, deficiencies, and all expenses (including expenses of investigation, defense, prosecution and settlement of claims, court costs, fees, expenses and costs of attorneys, accountants, investigators, financial advisors and experts, and other expenses of litigation, arbitration or other dispute resolution proceedings) in connection with any matter for which any Indemnified Party is entitled to indemnification pursuant to Article VI.

“Disclosure Statement” means a written information statement containing the information prescribed by Section 4.3.

“Dispute” means the dispute resulting if the Holder Agent in a Response disputes its Liability for all or part of the Claimed Amount.

“Dissenting Shares” means Company Shares held as of the Effective Time by a Company Stockholder who has not voted such Company Shares in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the Delaware General Corporation Law and not effectively withdrawn or forfeited prior to the Effective Time.

“Draft Adjusted Working Capital” has the meaning set forth in Section 1.6(c).

“Draft Adjusted Working Capital Certificate” has the meaning set forth in Section 1.6(c).

“Draft Closing Balance Sheet” has the meaning set forth in Section 1.6(c).

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“Effective Time” means the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware.

“Environmental Law” means any applicable federal, state or local Law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, binding administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to

Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other Persons as it relates to exposures to Materials of Environmental Concern. As used above, the term “release” has the meaning set forth in CERCLA.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary.

“Escrow Agent” means American Stock Transfer & Trust Company, LLC.

“Escrow Agreement” means the escrow agreement in the form attached hereto as Exhibit E.

“Escrow Amount” has the meaning set forth in Section 1.10(a).

“Escrow Fund” means the fund established pursuant to Article I and the Escrow Agreement, which shall consist at the Closing of the amount paid by Buyer to the Escrow Agent at the Closing pursuant to Section 1.10(a).

“Estimated Adjusted Working Capital” has the meaning set forth in Section 1.6(a).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.6(a).

“Excepted Matters” has the meaning set forth in Section 6.4(a).

“Exclusive Period” has the meaning set forth in Section 4.7(a).

“Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“FCPA” has the meaning set forth in Section 2.24(b).

“Final Adjusted Working Capital” shall mean the final Adjusted Working Capital determined pursuant to the procedures set forth in Section 1.6.

“Final AWC Deficiency” has the meaning set forth in Section 1.6(e).

“Final AWC Excess” has the meaning set forth in Section 1.6(f).

“Final Closing Balance Sheet” shall mean the final balance sheet determined pursuant to the procedures set forth in Section 1.6.

“Financial Statements” means:

(a) the audited consolidated balance sheets and statements of operations, stockholders’ equity and cash flows of the Company as of December 31, 2010 (the “Audited Financial Statements”);

(b) the unaudited consolidated balance sheets and statements of operations, stockholders’ equity and cash flows of the Company as of December 31, 2009 and 2008; and

(c) the Most Recent Balance Sheet and the unaudited consolidated statements of operations, stockholders’ equity and cash flows for the eight (8) months ended as of the Most Recent Balance Sheet Date.

“FTP” means the Foreign Trade Policy, 2004-2009, as notified by the Ministry of Commerce, Government of India from time to time.

“GAAP” means United States generally accepted accounting principles as of the date hereof

“Governmental Entity” means any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Holder Agent” has the meaning set forth in the preamble to this Agreement.

“Holder Agent Fund Amount” has the meaning set forth in Section 1.10(a).

“Holder Agent Fund” means the fund established pursuant to Section 1.10(b) which shall consist at the Closing of One Hundred Fifty Thousand Dollars ($150,000) paid by Buyer to a designated account at the Closing pursuant to Section 1.10(b).

“Indebtedness” means, without duplication, (a) indebtedness for borrowed money, (b) indebtedness secured by any Security Interests on owned property, whether or not the indebtedness secured has been assumed, (c) indebtedness evidenced by notes, bonds, debentures or similar instruments, (d) capital leases and (e) guarantees with respect to Liabilities of a type described in any of clauses (a) through (d) above.

“Indemnified Parties” means Buyer and its Subsidiaries and their respective directors, officers, employees, and Affiliates prior to the Effective Time, and Buyer, its Subsidiaries, the Surviving Corporation and their respective directors, officers, employees, and Affiliates after the Effective Time.

“Indemnifying Securityholders” shall mean the Company Stockholders receiving the Merger Consideration pursuant to Section 1.5 and the holders of Vested Options receiving the Merger Consideration pursuant to Section 1.8.

“Indemnity Letter Agreement” means the letter agreement in the form attached hereto as Exhibit F.

“India Subsidiary” has the meaning set forth in Section 2.4(b).

“Intellectual Property” means the following subsisting throughout the world to the extent they constitute intangible rights:

(a) patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations) (collectively, “Patent Rights”);

(b) registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress (“Trademarks”), and all goodwill in the foregoing;

(c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;

(e) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” means the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide) used by the Company or any of its Subsidiaries in their business or operations or to develop, manufacture, distribute, support, maintain or test the Customer Offerings, whether located on the premises of the Company or a Subsidiary or hosted at a third party site. All Internal Systems that are material to the business of the Company or its Subsidiaries are listed and described in Section 2.13(d) of the Company Disclosure Schedule.

“Law” means any applicable U.S. and foreign federal, state, national, provincial, local and municipal law (including common law), statute, ordinance, code, rule, order, regulation, directive or other legal or administrative requirement enacted, entered, promulgated or issued by any Governmental Entity. Any reference to any federal, state, national provincial, local, municipal, foreign or other law shall be deemed also to refer to all rules and regulations promulgated thereunder (including rules and regulations of the Securities and Exchange Commission and state securities regulators), unless the context requires otherwise.

“Lease” means any lease or sublease pursuant to which the Company or a Subsidiary leases or subleases from another Person any real property.

“Legal Proceeding” means any action, suit, audit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Liabilities” means any liability, Company Indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Major Holders” means Index Ventures, Nexus India Capital, L.P., Anil Godhwani, Gautam Godhwani, Anand Babu, Hitesh Chellani, Ben Golub and each of their respective Affiliates.

“Materials of Environmental Concern” means any substances, materials or wastes designated or listed as “pollutants”, “contaminants”, “hazardous”, “radioactive”, or “toxic” by a Governmental Entity pursuant to Environmental Law, including without limitationpetroleum and petroleum products (and fractions thereof), but excluding janitorial and office supplies properly maintained.

“Merger” means the merger of Merger Sub with and into the Company in accordance with the terms of this Agreement.

“Merger Consideration” has the meaning set forth in Section 1.5(d)(ii).

“Merger Consideration Allocation Spreadsheet” has the meaning set forth in Section 2.2(d).

“Merger Sub” has the meaning set forth in the first paragraph of this Agreement.

“Most Recent Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means August 31, 2011.

“Non-Competition Agreements” has the meaning set forth in the Recitals.

“Non-controlling Party” means a party to this Agreement (i.e., Buyer or the Holder Agent) not controlling the defense of any Third Party Action in accordance with Article VI.

“Open Source License” means the GNU Affero General Public License, the GNU General Public License, the GNU Lesser General Public License, or any other license approved by the Open Source Initiative as an open source license (http://www.opensource.org/licenses) or otherwise substantially satisfying the Open Source Definition as set forth on http://www.opensource.org/docs/osd, or listed by the Free Software Foundation as a “free software” license in its list of licenses at http://www.gnu.org/licenses/license-list.html or otherwise substantially satisfying the Free Software Definition as set forth at http://www.gnu.org/philosophy/free-sw.html.

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software”, “free” or “open” content, or under an Open Source License.

“Option” means each option to purchase or acquire Common Shares under the 2005 Plan.

“Other Intermediaries” has the meaning set forth in Section 4.7(a).

“Other Company Stockholder” has the meaning set forth in Section 4.7(a).

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice.

“Owned Real Property” means each item of real property owned by the Company or a Subsidiary.

“Parties” means Buyer, Merger Sub, the Company and the Holder Agent.

“Payment Agent” has the meaning set forth in Section 1.14(a).

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (but not including those issued or required under Environmental Laws).

“Person” means any: (i) individual, (ii) corporation, general partnership, limited partnership, limited liability partnership, trust, company (including any limited liability company or joint stock company) or other organization or entity, or (iii) any Governmental Entity.

“Preferred Share Conversion” means the conversion, immediately prior to the Effective Time, of all outstanding Preferred Shares into Common Shares in accordance with the terms of the Amended and Restated Certificate of Incorporation of the Company.

“Preferred Shares” means, collectively, the shares of Series A Preferred Stock, $0.001 par value per share and Series B Preferred Stock, $0.001 par value per share, of the Company.

“Proprietary Software” means any Software owned by the Company or any of its Subsidiaries that has not been distributed or otherwise made available under an Open Source License.

“Pro Rata Portion” means with respect to any Indemnifying Securityholder, an amount equal to the quotient obtained by dividing (i) such Indemnifying Securityholder’s contribution to the Escrow Fund as set forth on the Merger Consideration Allocation Spreadsheet, by (ii) fifteen million dollars ($15,000,000).

“Qualified Plan” means any Company Benefit Plan that meets, purports to meet or is intended to meet the requirements of Section 401(a) of the Code.

“Reasonable Best Efforts” means commercially reasonable best efforts.

“Representatives” has the meaning set forth in Section 4.7(a).

“Requisite Stockholder Approval” means the adoption of this Agreement and the approval of the Merger by (a) a majority of the votes represented by the outstanding Company Shares entitled to vote on this Agreement and the Merger, voting together as a single class and (b) sixty-five percent (65%) of the votes represented by the outstanding Preferred Shares, voting as a separate class.

“Response” means a written response containing the information provided for in Section 6.3(c).

“Restricted Shares” has the meaning set forth in Section 1.9.

“Restricted Share Conversion Ratio” means the Conversion Ratio divided by the average closing price of the Buyer Common Stock on the New York Stock Exchange for the five (5) trading days ending one (1) day prior to the Closing Date.

“Retention Agreement” means the Retention Agreement substantially in the form attached hereto as Exhibit C.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law) (collectively, “Liens”), other than (i) Liens for Taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings, (ii) mechanic’s, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, (iii) Liens that do not otherwise materially detract from the value or current use of the applicable tangible asset or tangible property, (iv) licenses of Intellectual Property included in the Customer Offerings granted in the Ordinary Course of Business and (v) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and not material to the Company.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Special Damages” has the meaning set forth in Section 6.4(d).

“Sponsored Employees” has the meaning set forth in Section 4.12.

“Subsidiary,” with respect to any Party, means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Party (or another Subsidiary of such Party) holds stock or other ownership interests representing (a) more than fifty percent (50%) of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than fifty percent (50%) of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Proposal” means an unsolicited bona fide written proposal made after the date hereof to acquire (whether by way of merger, consolidation, share exchange, stock purchase or asset purchase or otherwise) all of the outstanding capital stock or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, which satisfies each of the following conditions: (A) such proposal is subject only to customary conditions (which may include the termination of this Agreement, but which may not include any financing condition), (B) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors, that such offer would likely be consummated if the Company were to accept it, and (C) the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors, that such offer would, if consummated, constitute a transaction which is more favorable, from a financial point of view, to the stockholders of the Company than the Merger.

“Stockholder Agreements” has the meaning set forth in the Recitals.

“STPI” means the Software Technology Parks of India, an autonomous society under the Ministry of Communication and Information Technology, Government of India.

“STPI Scheme” means the 100% Export Oriented Unit Scheme for undertaking software development for exports using data communication links or in the form of physical media, including the export of professional services.

“Surviving Corporation” means the Company, as the surviving corporation in the Merger, for time periods from and after the Effective Time.

“Taxes” means all taxes, charges, fees, levies or other similar assessments or Liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes and the Report of the Foreign Bank and Financial Accounts (Treasury Department Form TDF 90-22.1).

“Third Party Acquisition” has the meaning set forth in Section 4.7(a).

“Third Party Action” means any suit or proceeding by a Person other than (and unaffiliated with) Buyer or the Company, which would reasonably be expected to result in a claim for indemnification pursuant to Article VI.

“Third Party Materials” has the meaning set forth in Section 2.13(l).

“Threshold Amount” has the meaning set forth in Section 6.4(a).

“UKBA” has the meaning set forth in Section 2.24(b).

“Unvested Option” means the portion of each Option to purchase or acquire Common Shares that is unvested immediately prior to the Effective Time (rounded up to the nearest whole share).

“Unvested Option Conversion Ratio” means the Conversion Ratio divided by the average closing price of the Buyer Common Stock on the New York Stock Exchange for the five (5) trading days ending one (1) day prior to the Closing Date.

“Vested Option” means the portion of each Option that is vested immediately prior to the Effective Time (rounded down to the nearest whole share).

“Vested Option Consideration” means an amount in cash equal to the product of (i) the excess of the Conversion Ratio over the exercise price per Common Share of such Vested Option and (ii) the number of Common Shares subject to such Vested Option.

8.2 Certain Rules of Construction.

(a) Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(b) Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the word “include” shall be deemed to be followed by the phrase “but are not limited to”, the word “includes” shall be deemed to be followed by the phrase “but is not limited to”, and the word “including” shall be deemed to be followed by the phrase “but not limited to”, (vi) the phrase “materiality limitation”, with respect to a party’s representations, warranties, covenants and agreements, includes all qualifications, limitations, thresholds and exceptions based on the concept of materiality, whether expressed by the word “material”, “materially”, “materiality”, “material adverse change”, “Buyer Material Adverse Effect” or “Company Material Adverse Effect”, (vii) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this

Agreement unless otherwise indicated, (viii) when a statement herein with respect to a particular matter is qualified by the phrase “in all material respects,” materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the entirety of the transactions contemplated hereby, (ix) the terms “third party” or “third parties” refers to Persons other than Buyer, Merger Sub and the Company, and (x) “made available” shall mean that the document being made reference to was included (at least three (3) business days prior to the date hereof with written notice to Buyer) in the Company’s electronic data room to which Buyer and its representatives have been provided access. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(c) When used herein, the phrases “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person or any similar phrase, means (i) with respect to any Person who is an individual, the actual knowledge of such Person, (ii) with respect to any other Person, the actual knowledge of the employee directors and officers of such Person with a title of vice president or above, and (iii) in the case of each of (i) and (ii), the knowledge of facts that such individuals should have after reasonable inquiry.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. Neither the Company, any of its Subsidiaries nor any of their respective Representatives shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer; provided, however, that (i) the Company, its Subsidiaries and their respective Representatives may make any public disclosure it believes in good faith is required by applicable Law, regulation or stock market rule, and (ii) Index Ventures and Nexus India Capital, L.P. may make public disclosures after Buyer’s public announcement of the transactions contemplated by this Agreement provided that such public disclosure contains not more than the information contained in Buyer’s public announcement; provided that in the case of clauses (i) and (ii), the disclosing Party shall advise the Buyer and provide the Buyer with a copy of the proposed disclosure prior to making the disclosure.

9.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (a) the provisions in Article I concerning payment of the Merger Consideration and (b) the provisions of Section 4.9 concerning indemnification are intended for the benefit of the individuals specified therein.

9.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement, dated as of March 29, 2011, between Buyer and the Company shall remain in effect in accordance with its terms.

9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties; provided that Merger Sub may assign its rights, interests and obligations hereunder to a wholly-owned subsidiary of Buyer. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.4 is void.

9.5 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered (i) four (4) business days after it is sent by registered or certified U.S. mail, return receipt requested, postage prepaid, (ii) one (1) business day after it is sent for next business day delivery via a reputable nationwide overnight courier service or (iii) three (3) business days after it is sent for delivery via a reputable international courier service, in each case to the intended recipient as set forth below:

If to the Company:	Copy to:

Prior to the Closing:	Prior to the Closing:

640 W. California Avenue	Wilson Sonsini Goodrich & Rosati
Suite 200	Professional Corporation
Sunnyvale, California 94086	650 Page Mill Road
Attention: Chief Executive Officer	Palo Alto, CA 94304
Facsimile: (408) 598 4310	Attention: Raj S. Judge and Denny Kwon
Email: bgolub@gluster.com	Facsimile: (650) 493-6811
Email: rjudge@wsgr.com; dkwon@wsgr.com

Following the Closing:	Following the Closing:

Red Hat, Inc.	Red Hat, Inc.
1801 Varsity Drive	1801 Varsity Drive
Raleigh, NC 27606	Raleigh, NC 27606
Attn: Chief Financial Officer	Attn: General Counsel
Facsimile: 919-754-3703	Facsimile: 919-754-3704

Email: cpeters@redhat.com	Email: mrc@redhat.com

If to Buyer or Merger Sub:	Copy to:

Red Hat, Inc.	Red Hat, Inc.
1801 Varsity Drive	1801 Varsity Drive
Raleigh, NC 27606	Raleigh, NC 27606
Attn: Chief Financial Officer	Attn: General Counsel
Facsimile: 919-754-3703	Facsimile: 919-754-3704
Email: cpeters@redhat.com	Email: mrc@redhat.com

Wilmer Cutler Pickering Hale and Dorr LLP
950 Page Mill Road
Palo Alto, CA 94303
Attn: Mark Borden and Joe Wyatt
Facsimile: 650-858-6100
Email:mark.borden@wilmerhale.com;
joe.wyatt@wilmerhale.com

If to Holder Agent:

Fortis Advisors LLC
10505 Sorrento Valley Road, Suite 220
San Diego, CA 92121
Telephone: (858) 227-9280 ext. 3
Facsimile: (858) 408-1843
Attention: Ryan Simkin, Managing Director
Email: rsimkin@fortisrep.com

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8 Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including without limitation its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

9.9 Amendments and Waivers. Buyer and the Company may mutually amend any provision of this Agreement at any time prior to the Closing; provided, however, that (i) any amendment effected subsequent to the Requisite Stockholder Approval shall be subject to any restrictions contained in the Delaware General Corporation Law and (ii) any amendment to Section 6.5 shall require the consent of the Holder Agent. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by (A) if prior to the Closing, the Buyer and the Company and (B) if following the Closing, the Buyer and the Holder Agent. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Without limiting the generality of the foregoing, no amendment, supplement or update after the date of this Agreement shall be made to the Company Disclosure Schedule without the express written consent of Buyer, and no amendment, supplement or update made or delivered (or purporting to be made or delivered) after the date of this Agreement without such consent shall have any effect on any of the rights or obligations of the Company or Buyer, respectively.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.11 Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of the Court of Chancery of the State of Delaware (or only if the Court of Chancery declined to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware) in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 9.7, provided that nothing in this Section 9.11 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by Law.

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

RED HAT, INC.

By:	/s/ Charles E. Peters. Jr.

Title:	Chief Financial Officer

MATTE ACQUISITION CORPORATION

By:	/s/ Paul Argiry

Title:	President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

GLUSTER, INC.

By:	/s/ Benjamin Golub

Title:	Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin

FORTIS ADVISORS LLC (solely in its capacity as the Holder Agent)
By: Ryan Simkin
Title: Managing Director

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER